Management's

Discussions and Analysis

For the three and six months

ended

June 30, 2026

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of OR Royalties Inc. ("OR Royalties" or the "Company") and its subsidiaries for the three and six months ended June 30, 2026 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2026 and the Company's audited consolidated financial statements and related notes for the years ended December 31, 2025 and 2024. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements. Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of August 5, 2026, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in U.S. dollars, the Company's reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Description of the Business

OR Royalties is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. The Company owns a portfolio of royalties, streams, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

OR Royalties is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

Business Model and Strategy

OR Royalties is focused on acquiring high-quality, long-life precious metals royalties and streams on assets located in favourable jurisdictions that are operated by established mining companies. The Company deploys capital through the acquisition of royalty and stream investments on metal mining projects at various stages of operation and development. OR Royalties endeavours to provide investors with lower-risk precious metals exposure via a geographically and operationally diversified asset base. OR Royalties' objective is to deploy capital into new and accretive investment opportunities to further enhance its growth profile.

Highlights

Second Quarter of 2026

  20,757 gold equivalent ounces ("GEOs1") earned (19,700 GEOs in Q2 20252);
  Revenues from royalties and streams of $97.8 million ($60.4 million in Q2 2025);
  Cash flows generated by operating activities of $83.2 million ($51.4 million in Q2 2025);
  Net earnings of $61.4 million, $0.33 per basic share ($32.4 million, $0.17 per basic share in Q2 2025);
  Adjusted earnings3 of $60.5 million, $0.32 per basic share ($34.1 million, $0.18 per basic share in Q2 2025);
  Cash balance of $75.6 million and debt outstanding of $215.0 million as at June 30, 2026, for a net debt position4 of $139.4 million;
  First gross revenue ("GR") royalty payment from Ramelius Resources Limited's Dalgaranga mine received;
  Sale of its non-core equity investment in Osisko Metals Incorporated for net proceeds of $34.7 million;
  Purchase for cancellation, under the normal course issuer bid, of a total of 225,712 common shares for $8.0 million (C$11.2 million);
  Acquisition of Terraco Gold Corp., a wholly-owned subsidiary of Sailfish Royalty Corp., which indirectly owns NSR royalty assets, largely consisting of royalties that cover Solidus Resources LLC's ("Solidus") Spring Valley Gold Project located in Pershing County, Nevada, USA, for a total cash consideration of $168.0 million;
  Acquisition of a high-quality portfolio of precious metals assets from Gold Fields Limited ("Gold Fields") consisting of eight royalties for a total cash consideration of $115.0 million, anchored by a 1.5% NSR royalty on Compañía de Minas Buenaventura S.A.A.'s ("Buenaventura") producing San Gabriel gold and silver mine located in the Province of General Sánchez Cerro, Peru. In addition, the Company has agreed to pay Gold Fields an incremental $52.0 million in exchange for deferred payment obligations totaling $60.0 million payable by Galiano Gold Inc. ("Galiano") ($30.0 million on or before December 31, 2026 and $30.0 million upon production of an aggregate of 100,000 ounces of gold from the Nkran deposit at Galiano's Asanko Gold Mine in Ghana);

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1   GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Cash royalties, other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2   Three months ended June 30, 2025 ("Q2 2025").

3   "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

4   "Net cash/(net debt) position" is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis
  Publication of the sixth edition of the Company's sustainability report, Growing Responsibly, in addition to the OR Royalties 2026 Asset Handbook; and
  Declaration of a quarterly dividend of $0.065 per common share paid on July 15, 2026 to shareholders of record as of the close of business on June 30, 2026, an increase of 18.2% compared to the previous quarterly dividend.

Subsequent to June 30, 2026

  Purchase for cancellation, under the normal course issuer bid, of an additional 1,007,496 common shares for $29.1 million (C$40.8 million) in July, for a total of 1,555,678 common shares acquired and cancelled in 2026;
  Closing of the previously announced $28.0 million precious metals stream with Canadian Copper Inc. ("Canadian Copper") with respect to its New Brunswick assets, comprising the Murray Brook properties and the Caribou property, including the Caribou Processing Plant, concurrently with a $3.9 million (C$5.5 million) equity subscription in Canadian Copper;
  Binding agreement with Hot Chili Limited ("Hot Chili") pursuant to which Hot Chili agreed to extend the Company's royalties (1.0% of payable copper production and 3.0% of payable gold production) to the La Verde project, which is part of the broader Costa Fuego copper-gold project, in consideration for cash payment of $15.0 million payable on closing, which is expected to occur in the third quarter of 2026;
  Increase in the amount available under the revolving credit facility from $650.0 million to $850.0 million and the additional uncommitted accordion from $200.0 million to $350.0 million, as well as extension of the maturity date from May 30, 2029 to August 4, 2030; and
  Declaration of a quarterly dividend of $0.065 per common share payable on October 15, 2026 to shareholders of record as of the close of business on September 30, 2026.

Guidance for 2026 and 5-Year Outlook

2026 Guidance

OR Royalties expects GEOs earned to range between 80,000 to 90,000 in 2026 at an average cash margin5 of approximately 97%. For the 2026 guidance, deliveries of silver, copper, and cash royalties were converted to GEOs using commodity prices based on February 2026 consensus commodity prices and a gold/silver price ratio of 73:1.

The 2026 guidance assumed ramp-ups at both the Dalgaranga and San Gabriel mines, as well as first payments received under those GR and NSR royalties from Ramelius Resources Limited and Buenaventura ("Buenaventura"), respectively. The guidance also assumes increased payments associated with GEOs earned from the Company's 2.0% NSR royalty covering Cardinal Namdini Mining Ltd.'s Namdini mine. In addition, the guidance assumes relatively consistent year-over-year GEO deliveries from Capstone Copper Corp.'s Mantos Blancos mine. In addition, the guidance assumes conservative estimates of GEOs expected to be earned from Harmony's CSA mine, as Harmony's ownership transition continues and the Harmony team continues to condition the asset for optimized performance over the long-term.

OR Royalties' 2026 guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts on properties are not available, OR Royalties obtains internal forecasts from the producers, or uses management's best estimate. The 2026 guidance remains unchanged following the recent wall movement at the Barnat Open Pit at the Canadian Malartic Complex and the potential impacts described by Agnico Eagle Limited in their press release from July 2, 2026.

5-Year Outlook

OR Royalties expects its portfolio to generate between 120,000 and 135,000 GEOs in 2030. The outlook assumes the commencement of production at Gold Fields' Windfall, South32 Limited's Hermosa/Taylor, Osisko Gold Group's Cariboo, Solidus' Spring Valley, United Gold's Amulsar and Equinox Gold Corp.'s South Railroad projects, respectively. It also assumes increased production from certain other operators that are advancing expansions including Alamos Gold Inc.'s Island Gold District Expansion, amongst others. The 5-year outlook assumes there will be no GEO contribution from the Eagle Gold mine, which remains in receivership.

Beyond this growth profile, OR Royalties owns several other growth assets, which have not been factored into the 5-year outlook, as their respective development timelines are either longer, or difficult to reasonably forecast at this time. As the Company's operating partners provide additional clarity on these respective assets, OR Royalties will seek to include them in future long-term outlooks.

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5   Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

The 5-year outlook is based on internal judgements of publicly available forecasts and other disclosure by the third-party owners and operators of the Company's assets and could differ materially from actual results. When publicly available forecasts on properties are not available, OR Royalties obtains internal forecasts from the operators or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 82:1.

This 5-year outlook replaces the 5-year outlook previously released in February 2025, the latter of which should be considered as withdrawn. Investors should not use the current 5-year outlook to extrapolate forecast results to any year within the 5-year period (2026-2030).

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Gold

Canadian Malartic Complex royalty	6,749	8,817	14,307	16,015
Éléonore royalty	1,172	1,152	2,377	2,809
Namdini royalty (i)	1,610	130	2,453	130
Island Gold District royalty	818	673	1,586	1,556
Bald Mountain royalty	642	388	1,126	405
Ermitaño royalty	572	478	1,047	990
Lamaque Complex royalty	487	372	919	943
Pan royalty	366	246	679	609
Tocantinzinho royalty	270	226	575	505
Seabee royalty	294	662	527	1,620
Fruta del Norte royalty	124	97	229	218
Others	306	240	657	544
	13,410	13,481	26,482	26,344

Silver

Mantos Blancos stream	3,517	2,223	8,743	4,803
Sasa stream	1,632	987	3,332	2,201
CSA stream	928	1,139	1,971	2,020
Gibraltar stream	648	329	1,521	952
Canadian Malartic Complex royalty	85	46	165	84
Others	94	46	190	103
	6,904	4,770	15,922	10,163
Copper and others

CSA copper stream	373	772	968	1,507
Renard diamond stream (ii)	-	646	-	646
Others	70	31	125	54
	443	1,449	1,093	2,207

Total GEOs	20,757	19,700	43,497	38,714

(i) The Company received its first royalty payment on the Namdini mine during the second quarter of 2025. In January 2026, the Company acquired an additional 1% NSR royalty for a total NSR royalty of 2%, effective October 1, 2025. The Namdini mine continues to ramp-up production towards full design capacity.

(ii) In October 2023, Stornoway Diamonds (Canada) Inc. ("Stornoway"), the operator of the Renard diamond mine, announced it was suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act ("CCAA"). In 2025, the Renard mine processed and sold a small number of diamonds as part of the care and maintenance plan.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

GEOs by Product

Q2 2026	Q2 2025	H1 2026	H1 2025

Average Metal Prices and Exchange Rate

	Three months ended June 30,				Six months ended June 30,
	2026		2025		2026		2025
	Realized	Average	Realized	Average	Realized	Average	Realized	Average

Gold (i)	$4,504	$4,506	$3,284	$3,280	$4,678	$4,693	$3,074	$3,067
Silver (ii)	$69.69	$73.15	$34.23	$33.68	$74.34	$78.83	$33.46	$32.76
Copper (iii)	$13,217	$13,329	n/a	$9,524	$13,217	$13,083	$9,783	$9,431

Exchange rate (C$/US$) (iv)	n/a	0.7225	n/a	0.7226	n/a	0.7258	n/a	0.7098

(i) The average price represents the London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The average price represents the London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The average price represents the London Metal Exchange's price in U.S. dollars per tonne.

(iv) Bank of Canada daily rate.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Royalty, Stream and Other Interests Portfolio Overview

As at August 5, 2026, OR Royalties owned a portfolio of 186 royalties, 16 streams and 3 offtakes, as well as 7 royalty options, and includes royalties and streams on 23 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	18	5	-	23
Development	18	8	1	27
Exploration and evaluation	150	3	2	155
	186	16	3	205

Producing assets (i)

Asset	Operator	Interest (ii)	Commodity	Jurisdiction

North America
Akasaba West (iii)	Agnico Eagle Mines Limited	2.5% NSR royalty	Au, Cu	Canada
Amalgamated Kirkland (iv)	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR (v) royalty	Au	USA
Bralorne	Talisker Resources Ltd.	1.7% NSR royalty	Au	Canada
Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada
Éléonore	Dhilmar Ltd.	2.475 - 3.5% NSR royalty	Au	Canada
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Gibraltar	Trekor Metals Limited	100% stream	Ag	Canada
Island Gold District	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada
Lamaque Complex	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Macassa TH	Agnico Eagle Mines Limited	1% NSR royalty	Au	Canada
Pan	Mining Americas Inc.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Outside of North America
CSA	Harmony Gold Mining Company Limited	100% stream 2.25 - 4.875% stream	Ag Cu	Australia
Dalgaranga (vi)	Ramelius Resources Limited	1.44% GR (vi) royalty	Au	Australia
Dolphin Tungsten	Group 6 Metals Limited	1.5% GR royalty	Tungsten (W)	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile
Namdini	Cardinal Namdini Mining Ltd.	2% NSR royalty	Au	Ghana
San Gabriel (vii)	Compañía de Minas Buenaventura S.A.A.	1.5% NSR royalty	Au, Ag	Peru
Sasa	Central Asia Metals plc	100% stream	Ag	North Macedonia
Tocantinzinho	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Key exploration/evaluation and development assets

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran Resources Inc. and Sibanye-Stillwater Ltd.	1% NSR royalty	Cu, Au	Argentina
Amulsar	United Gold (private)	3.34% Au / 49.22% Ag streams	Au, Ag	Armenia
Arctic	South32 Limited / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
AntaKori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru
Back Forty	Goldgroup Mining Inc.	18.5% Au / 85% Ag streams	Au, Ag	USA
Cuiú Cuiú	Cabral Gold Inc,	1% NSR royalty	Au	Brazil
Cariboo	Osisko Gold Group Inc.	5% NSR royalty	Au	Canada
Cascabel	Jiangxi Copper Company Limited	3% stream 0.6% NSR royalty	Au Cu, Au	Ecuador
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Copperwood	Highland Copper Company Inc.	1.5% NSR royalty 11.5% NSR royalty	Cu Ag	USA
Eagle Gold (viii)	PricewaterhouseCoopers Inc., LIT (receiver)	5% NSR royalty	Au	Canada
Glenburgh	Benz Mining Corp.	1.08% GR Royalty	Au	Australia
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa (Taylor)	South32 Limited	1% NSR royalty on sulphide ores	Zn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada
Marban	Agnico Eagle Mines Limited	0.435-2% NSR royalty	Au	Canada
Marimaca MOD	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile
Pine Point	Pine Point Mining Limited	3% NSR royalty	Zn, Pb	Canada
Shaakichiuwaanaan	PMET Resources Inc.	2% NSR royalty	Lithium (Li)	Canada
South Railroad	Equinox Gold Corp.	100% stream	Ag	USA
Spring Valley (ix)	Solidus Resources LLC	1.0 - 6.0% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
West Kenya	Saturn Resources Ltd.	2% NSR royalty	Au	Kenya
Waihi North	OceanaGold Corporation	2% NSR royalty	Au, Ag	New Zealand
White Pine	Kinterra Copper USA LLC	1.5% NSR royalty 12.5% NSR royalty	Cu Ag	USA
Windfall	Gold Fields Limited	2.0 - 3.0% NSR royalty	Au	Canada

(i) The Renard diamond stream is excluded from producing assets as deliveries received since 2023 are only related to residual production from the care and maintenance plan.

(ii) Excluding tail royalties and streams reduction, when applicable.

(iii) The royalty covers less than half of the planned open-pit mine surface area.

(iv) On April 30, 2026, Agnico Eagle Mines Limited announced that trucking of ore from the Amalgamated Kirkland deposit to the LZ5 facility commenced in April 2026, with milling expected to begin in the second quarter of 2026. Production from the Amalgamated Kirkland deposit is forecast to be approximately 40,000 ounces of gold in 2026. OR Royalties expects to receive its first royalty payment in the third quarter of 2026.

(v) Gross smelter return ("GSR").

(vi) On April 7, 2026, Ramelius Resources Limited announced that the Dalgaranga mine production was on budget with first Never Never ore delivered to the Mt Magnet processing plant in March 2026, a month ahead of schedule. The first payment from the Dalgaranga gross revenue ("GR") royalty was received on April 30, 2026.

(vii) The San Gabriel NSR royalty was acquired from Gold Fields in May 2026. The first royalty payment is expected to be received in the third quarter of 2026, for the second quarter production.

(viii)On June 24, 2024, Victoria announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have since been suspended. On August 14, 2024, PricewaterhouseCoopers Inc., LIT was appointed as receiver and manager of Victoria Gold Corp. by the Ontario Superior Court of Justice. Please refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details.

(ix) Following the acquisition of additional royalties in April 2026, the Company now owns a 4.0% to 6.0% NSR royalty, which is applicable to the core resource area; a separate 1.0% NSR royalty is applicable on the periphery of the property. The majority of the current pit constrained Mineral Resources sits within OR Royalties' 6.0% NSR royalty area (the "Schmidt Claims"). Royalties on the Schmidt Claims become payable once 500,000 ounces of gold have been recovered from the Schmidt Claims.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Main Producing Assets

Geographical Distribution of Assets

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Royalty, Stream and Other Interests - Main Transactions

Namdini NSR royalty acquisition

In January 2026, the Company acquired an additional 1.0% NSR royalty covering the producing Namdini gold mine in Ghana, with an effective date of October 1, 2025. OR Royalties has closed the transaction with Savannah Mining Limited ("Savannah"), acquiring Savannah's remaining 50% interest in the 2.0% NSR royalty for total cash consideration of up to $103.5 million (excluding value-added-tax and other levies), of which $98.5 million was paid in the first quarter of 2026. The remaining contingent $5.0 million will be payable in two equal instalments on the first and second anniversary of the closing date, subject to certain conditions.

In connection with the transaction, value-added tax and other levies (payable to the relevant tax authorities) could be payable on the acquisition price under certain circumstances. As at June 30, 2026, it was determined that the criteria for the payment of the relevant taxes and levies had been met, and therefore an addition amounting to $19.7 million was recorded and is included under Accounts payable and accrued liabilities as at June 30, 2026.

In 2023, when the Company acquired the first tranche of the NSR royalty interest on the Namdini gold mine, the acquisition agreement included a clause in favor of the seller, subject to certain conditions, in case value-added tax and/or other levies became payable by the seller at that time. This agreement was governed by a different tax act and no additional value-added tax and/or other levies were triggered under this act. Therefore, the Company does not believe that value-added tax and/or other levies remain applicable to the 2023 transaction. In the event that value-added tax and/or other levies became payable by the seller, the Company may be requested to pay such value-added tax and/or other levies; the maximum amount that might be payable by the Company is estimated to be approximately $7.5 million.

Acquisition of additional NSR royalties on the Spring Valley gold project

In April 2026, OR Royalties acquired all of the common shares of Terraco Gold Corp., a wholly-owned subsidiary of Sailfish Royalty Corp. ("Sailfish"), which indirectly owned net smelter return royalty assets, largely consisting of royalties that cover Solidus' Spring Valley gold project ("Spring Valley") located in Pershing County, Nevada, USA. OR Royalties paid a total cash consideration of $168.0 million to Sailfish. The NSR royalties acquired include an effective 3.0% NSR royalty on the Schmidt Claim Block, which covers a meaningful proportion of the acres included in Solidus' proposed open-pit at Spring Valley (the NSR royalty is not payable on the first 500,000 ounces of gold recovered from the Schmidt Claim Block). Management has determined that the acquired assets did not constitute a business as defined under IFRS 3, Business Combinations; consequently, the transaction was accounted for as an acquisition of assets and the acquisition price was mainly allocated to the 3.0% NSR royalty on the Schmidt Claim Block.

Acquisition of a portfolio of royalties and deferred payment obligations from Gold Fields Limited

In May 2026, the Company acquired a portfolio of precious metals assets consisting of eight royalties (the "Gold Fields Portfolio") from Gold Fields for a total cash consideration of $115.0 million, anchored by a 1.5% NSR royalty on Buenaventura's producing San Gabriel gold and silver mine located in the Province of General Sánchez Cerro, Peru.

In addition to the Gold Fields Portfolio, the Company paid Gold Fields $52.0 million in exchange for deferred payment obligations totalling $60.0 million payable by Galiano ($30.0 million on or before December 31, 2026 and $30.0 million upon production of an aggregate of 100,000 ounces of gold from the Nkran deposit at Galiano's Asanko Gold Mine in Ghana). The first deferred payment of $30.0 million is presented under Deferred consideration receivable on the consolidated balance sheets and is accounted for at amortized cost under IFRS 9, Financial Instruments, while the second deferred payment of $30.0 million is presented under Investments and is accounted for at fair value.

Amendment to the San Antonio stream

In January 2026, OR Royalties International Ltd. ("OR Royalties International"), a wholly-owned subsidiary of OR Royalties, and Axo Metals Corp. ("Axo Metals"), formerly Axo Copper Corp., entered into an amended and restated stream agreement on the San Antonio project in Mexico. Under the amended and restated stream agreement, the designated percentage of payable gold and silver ounces was reduced from 15% to 7.15%. In consideration for the amendment, OR Royalties International will be entitled to up to an aggregate of $8.6 million of contingent payments, payable in gold deliveries and subject to the 30% transfer payment, upon achieving certain production milestones. In addition, Axo Metals issued to OR Royalties International a total of 7.7 million common shares, valued at approximately $4.2 million, representing 4.99% of the issued and outstanding common shares of Axo Metals. The value of the common shares received was booked against the net book value of the stream.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Royalty, Stream and Other Interests - Buy-back and Buy-down Rights

Some royalty, stream and other interests are subject to buy-back and/or buy-down rights held by the operators. The significant buy-back and buy-down rights are described below.

CSA copper stream

OR Royalties International owns separate silver and copper streams on Harmony's CSA mine. Specific to the copper stream agreement, OR Royalties International is entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreement, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine.

On the 5th anniversary of the closing date (June 15, 2028), Harmony will have the option to exercise certain buy-down rights by paying a one-time cash payment to OR Royalties International of $20.0 million to $40.0 million. If the option is exercised, OR Royalties International will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine.

Cascabel NSR royalty and gold stream

OR Royalties owns a 0.6% NSR royalty on the Cascabel project, which is subject to a buy-down right. On November 30, 2026, the owner of the Cascabel project may buy-down 1/3 of the NSR royalty in exchange for a one-time cash payment of $35.0 million.

OR Royalties International owned a 6.0% gold stream on contained ounces of gold produced from the Cascabel project until 225,000 ounces of gold had been delivered, and 3.6% thereafter for the remaining life of the mine. On December 24, 2025, SolGold plc, the former owner of the Cascabel project, announced it had agreed to be acquired by its largest shareholder, Jiangxi Copper. As a result of the change of control, the gold stream was subject to a buy-down right. In March 2026, Jiangxi Copper exercised its buy-down right to repurchase 50% of the gold stream for a one-time payment in gold ounces equal to approximately 50% of the then advanced amount of OR Royalties International's total pre-construction and construction deposits, plus certain adjustments. Consequently, OR Royalties International received 4,290 ounces of gold (not included in the total GEOs earned in the first quarter, and subject to a transfer price of 20%) as a one-time payment for the 50% buy-down of the Cascabel stream, representing a net value of approximately $17.5 million on the delivery date. As a result of the reduction of 50% of the Cascabel stream, the net book value of the asset was reduced by $10.3 million, and the remaining balance of the net payment received was recorded as a gain on the buy-down of a stream interest of $7.2 million. The gold ounces received were subsequently sold and generated a profit of $0.4 million.

Following the exercise of the buy-down right, OR Royalties International owns a 3.0% gold stream on contained ounces of gold produced from the Cascabel project until 112,500 ounces of gold have been delivered, and 1.8% thereafter for the remaining life of the mine. Consequently, the additional stream deposit commitments have been reduced by 50% to $102.5 million ($5.0 million following the achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project, and $97.5 million pro-rata to drawdowns with a construction finance facility).

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Principal Producing Assets - Updates

Canadian Malartic Complex Royalty (Agnico Eagle Mines Limited)

The Company holds a 3-5% NSR royalty on the Canadian Malartic mine, which is located in Malartic, Québec and is operated by Agnico Eagle Mines Limited ("Agnico Eagle"). OR Royalties also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South underground deposits, a 3.0% NSR royalty on the Odyssey North underground deposit and a 3.0-5.0% NSR royalty on the East Malartic underground deposit, which are located adjacent to the Canadian Malartic mine. The Canadian Malartic mine and the Odyssey mine now form the Canadian Malartic Complex. In addition, a C$0.40 per tonne milling fee is payable to OR Royalties on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Guidance - 2026 and three-year forecast

On February 12, 2026, Agnico Eagle reported production guidance of 575,000 to 605,000 ounces of gold at Canadian Malartic for the year 2026, compared to 642,612 ounces of gold produced in 2025. The company's gold production was forecast to range between 640,000 to 670,000 ounces in 2027 and 720,000 - 750,000 ounces in 2028. The mass rock movement that occurred at Barnat on July 1, 2026 (see below under Update on operations) is expected to reduce gold production at Canadian Malartic by 60,000 to 80,000 ounces in the second half of 2026, and by up to 150,000 ounces in each of 2027 and 2028.

Agnico Eagle continues to advance the transition to underground mining with the construction of the Odyssey mine. Once the Barnat pit at Canadian Malartic is depleted (originally expected in 2029), annual gold production is expected to be in the range of 550,000 to 600,000 ounces, supported by an underground mining rate of approximately 19,000 tonnes per day ("tpd") from four deposits. At that time, the processing plant is expected to have approximately 40,000 tpd of excess capacity. The Company is advancing three projects to potentially utilize a portion of this excess capacity and position Canadian Malartic to ramp-up toward one million ounces of annual gold production starting in 2033. These projects include (i) a second shaft at Odyssey, (ii) the development of a satellite open pit at Marban and (iii) the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic mill, respectively. In 2026, Canadian Malartic has planned four-day quarterly shutdowns for regular maintenance at the mill. OR Royalties owns several royalties over Marban that have a blended ~0.9% NSR royalty, and both Marban and Wasamac would be eligible to the C$0.40 toll milling fee for the Canadian Malartic mill.

Update on operations

On July 2, 2026, Agnico Eagle reported that a rock mass movement occurred on July 1, 2026, along the north wall of the Barnat open pit at the Canadian Malartic Complex. On July 29, 2026, Agnico Eagle further reported that the area affected was, at the time, subject to enhanced geotechnical monitoring and no injuries, equipment damage or environmental impacts resulted from the event. As a precautionary measure and prior to the rock mass movement, the company temporarily suspended mining operations in the Barnat open pit, while completing geotechnical assessments and implementing remediation measures to support the safe and orderly resumption of mining activities.

The rock mass movement occurred in a localized area of the final north wall of the open pit and involved approximately one million tonnes of material. While the geotechnical investigation is still ongoing, the event is believed to have been caused by weaker altered rock and structures associated with the Cadillac Fault, with ground conditions further influenced by freshet and recent heavy rainfall. Under the current remediation plan, the moved rock mass material will remain in place and a safety rock catchment area and berm will be constructed along portions of the north wall. A new temporary access ramp alongside the southwest wall, completed in July 2026, will provide access to a redesigned open pit, with final pit and remediation designs currently being refined. Remediation work is expected to be completed in the third quarter of 2026, with mining activities anticipated to resume in the fourth quarter of 2026. Enhanced safety protocols, monitoring and action response plans will remain in place throughout the remediation period and following the resumption of mining activities.

As reported by Agnico Eagle on July 2, 2026, the event is expected to reduce gold production at Canadian Malartic by 60,000 to 80,000 ounces in the second half of 2026, and by up to 150,000 ounces in each of 2027 and 2028. Feed to the Canadian Malartic processing plant is being supplemented with low grade ore from existing stockpiles, partially mitigating the production impact. The company continues to assess opportunities to further mitigate the impact on production and costs

On July 29, 2026, Agnico Eagle reported gold production at the Canadian Malartic Complex of 135,243 ounces in the second quarter of 2026, compared to 172,531 ounces in the second quarter of 2025, reflecting lower throughput and grade, as well as an unscheduled six-day mill shutdown related to an accident that occurred in April.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Update on Odyssey (Shaft #1)

On July 29, 2026, Agnico Eagle announced that mine development at Odyssey remained focused on advancing the main ramp, which reached a depth of 1,190 metres as of June 30, 2026, the excavation of the ventilation raises, the development of the East Gouldie production levels and the excavation of the first loading station infrastructure. While development rates were affected by higher ground support requirements and increased material handling demands at depth, the company continued to advance key productivity initiatives, including haul truck payload optimization, the ongoing truck conversion to enable autonomous hauling, expanded use of automated development equipment and testing of a fleet management system. With these initiatives, the company expects to achieve its targeted development rate of approximately 2,000 metres per month in the fourth quarter of 2026. The excavation of the first ventilation raise from surface to level 58 was completed during the quarter, with the commissioning of the main exhaust fan station now expected in the third quarter of 2026.

Construction of the first loading station at Shaft #1 between levels 102 and 111 continued during the quarter, with completion of the crusher concrete pilasters and the start of structural installation. Upcoming activities include the installation of the crusher and apron feeders, as well as the development of the loading conveyor area. Development and construction activities remain on schedule to support the planned start of shaft-hoisted production from East Gouldie in the second quarter of 2027. The first phase of shaft sinking was nearly completed, with the last bench taken on July 9, 2026, reaching a depth of 1,586 metres. The headframe changeover is expected to start in the third quarter of 2026, following the excavation of level 158. A second phase of sinking is expected to commence in 2029 with completion in 2031, extending the shaft to its final expected depth of 1,870 metres. The third loading station, located between levels 172 and 181, is expected to be completed and commissioned in 2031.

Construction of key surface infrastructure progressed, with the operational complex completed during the quarter. Phase two of the paste plant (designed for 20,000 tpd capacity) remains on schedule for completion in the first half of 2027 to support production start-up from the shaft. Assembly of the production hoist commenced in the second quarter of 2026, with the fixed and clutch drum assemblies completed and the 12,000-horsepower variable frequency drive and transformers installed. Commissioning of the production hoist is expected in the second quarter of 2027.

Update on Odyssey (Shaft #2)

On February 12, 2026, Agnico Eagle reported that the preferred shaft location was now confirmed near Shaft #1 and close to the centre of gravity of the deposit.

On July 29, 2026, Agnico Eagle reported that it was advancing an internal technical evaluation of a potential second shaft at the Odyssey mine. Drilling of the geotechnical pilot hole at the planned location has been completed to a depth of 1,800 metres. Current work is focused on mine design, planning and geotechnical analysis to support a higher mining rate, surface layout, headframe design and preparatory activities to support the permitting process. The evaluation is expected to be completed in the fourth quarter of 2026.

Marban - Satellite Open Pit

The Company holds a 0.435% - 2% NSR royalty on the Marban Deposit.

As part of Agnico Eagle's "fill-the-mill" strategy at the Canadian Malartic complex, the Marban property, located immediately northeast of the Canadian Malartic property, was acquired in March 2025 as an advanced exploration project that could potentially support an open pit mining operation similar to the Barnat open pit operation at Canadian Malartic.

In the fourth quarter of 2025, Agnico Eagle completed an internal evaluation on Marban, removing previous property-boundary constraints on the pit design, which resulted in the company's initial declaration of estimated probable mineral reserves of 1.58 million ounces of gold (51.6 million tonnes grading 0.95 g/t Au) at December 31, 2025. Additionally, drilling completed in the quarter confirmed and extended the Marban gold deposit onto the company's adjacent Callahan property to the east. The results of the drilling were not included in the 2025 mineral reserves and mineral resource estimates.

The technical evaluation envisions a 14,000 to 16,000 tpd open pit operation producing between 120,000 to 150,000 ounces of gold annually over a 12-year life of mine. In 2026, Agnico Eagle will integrate new drilling into an optimized pit design and assess opportunities to redeploy mobile equipment from the Barnat pit at Canadian Malartic to minimize capital expenditures for the project. The results of this evaluation, expected at the end of 2026, will support the permitting process which is expected to be completed in 2030. Project construction could begin in 2031, with the potential for initial production as early as 2033.

During the second quarter of 2026, the conversion and condemnation drilling program in the northern and eastern extensions of the Marban deposit was completed and a new drilling program commenced that is targeting deeper mineralization northwest of the main Marban deposit. Exploration, conversion, condemnation and geotechnical drilling at Marban during the first half of 2026 totalled 28,390 metres in 98 holes.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Approximately $11.0 million is budgeted for 2026 for 45,000 metres of drilling to be spent in the Marban area for exploration and condemnation drilling around the Marban deposit under potential mining infrastructure, as well as for the purposes of mineral resource conversion and expansion of the Marban deposit.

Update on exploration

On February 12, 2026, Agnico Eagle noted that it expects to spend approximately $32.6 million for 190,700 metres of drilling at Canadian Malartic in 2026 with up to 20 drill rigs active at surface and underground to further assess the full potential of the Odyssey mine area and throughout the Canadian Malartic property package. The primary exploration targets remain the lateral extensions of the East Gouldie deposit and the Eclipse zone while at the Odyssey South and North zones infill drilling and the investigation of potential lateral extensions will continue. Studies are ongoing at the East Malartic deposit with the objective of converting mineral resources into mineral reserves as part of the Odyssey underground mine.

During the second quarter of 2026, 10 surface rigs and seven underground rigs were in operation at the Odyssey mine, drilling a total of 42,743 metres. This was supplemented by an additional three surface rigs, completing 13,789 metres of drilling dedicated to regional exploration around Canadian Malartic, including the Marban project. Exploration drilling targeted multiple areas of the Odyssey mine, continuing to return positive results in the upper eastern and deeper areas of the East Gouldie deposit and in the internal zones of the Odyssey deposit.

Update on Mineral Reserve and Resource Estimates

Mineral Reserves and Mineral Resources at the Odyssey mine continued to grow significantly in 2025, further demonstrating the high-quality nature of the East Gouldie and Odyssey deposits. In total, the Odyssey mine hosted 6.0 million ounces of gold in Proven and Probable Mineral Reserves (59.7 million tonnes grading 3.14 g/t Au), 3.4 million ounces of gold in Measured and Indicated Mineral Resources (57.8 million tonnes grading 1.85 g/t Au) and 12.7 million ounces of gold in Inferred Mineral Resources (177.7 million tonnes grading 2.21 g/t Au) at December 31, 2025. These substantial Mineral Reserves and Mineral Resources continue to support the Company's vision for Canadian Malartic to potentially expand production in the future in combination with the development of satellite orebodies in the surrounding area.

At the Odyssey deposit's Odyssey South zone and Odyssey internal zone, positive reconciliation observed in the underground production and improvements to the Mineral Reserve model contributed to mineral reserves replacement at the Odyssey mine reaching 90%. As a result, the Mineral Reserves of the Odyssey deposit totalled 0.3 million ounces of gold (4.8 million tonnes grading 2.12 g/t Au) at December 31, 2025, similar to the previous year.

At the Canadian Malartic mine, the continued positive reconciliation observed in the open pit and improvements to the Mineral Reserve model contributed to the addition of 115,000 ounces of gold to Mineral Reserves in the open pit during 2025. As a result, the Mineral Reserve decreased by approximately 495,000 ounces of gold while the gold production accounted for 610,000 in-situ ounces of gold.

Exploration drilling during 2025 continued to extend the limits of the East Gouldie Inferred Mineral Resource laterally to the west and to the east. As a result, Inferred Mineral Resources at the East Gouldie deposit (including the sub-parallel Eclipse zone) increased by 62% (2.8 million ounces of gold) year over year to 7.4 million ounces of gold (94.3 million tonnes grading 2.43 g/t Au) at December 31, 2025.

Drilling targeting the Eclipse zone in 2025 resulted in the declaration at year-end of initial Inferred Mineral Resources of 0.6 million ounces of gold (6.7 million tonnes grading 2.74 g/t Au) within close proximity to the planned underground infrastructure.

For additional information, please refer to Agnico Eagle's press release dated February 12, 2026 titled "Agnico Eagle Reports Fourth Quarter And Full Year 2025 Results - Record Quarterly And Annual Free Cash Flow; 2025 Production Guidance Achieved; Total 2025 Shareholder Returns Of $1.4 Billion; Dividend Increased By 12.5%; Updated Three-Year Guidance", Agnico Eagle's press release dated February 12, 2026 titled "Agnico Eagle Provides An Update On 2025 Exploration Results And 2026 Exploration Plans - Year Over Year Mineral Reserves Increase 2% To 55.4 Moz; Indicated Mineral Resources Increase 10% To 47.1 Moz And Inferred Mineral Resources Increase 15% To 41.8 Moz", Agnico Eagle's press release dated July 2, 2026 titled "Agnico Eagle Reports Wall Movement at Barnat Open Pit at Canadian Malartic", and Agnico Eagle's press release dated July 29, 2026 titled "Agnico Eagle Reports Second Quarter 2026 Results - Record Quarterly Free Cash Flow Reflects Solid Operational Performance; Record Quarterly Shareholder Returns", all filed on www.sedarplus.ca.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Mantos Blancos Stream (Capstone Copper Corp.)

OR Royalties, through OR Royalties International, owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile. The Mantos Blancos mine is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, OR Royalties International will receive refined silver equal to 100% of the payable silver from the Mantos Blancos mine until 19.3 million ounces have been delivered (8.0 million ounces have been delivered as at June 30, 2026), after which the stream percentage will be reduced to 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to OR Royalties International. OR Royalties International receives deliveries from Mantos Blancos production with a two-month lag.

Guidance - 2026

On February 17, 2026, Capstone reported production guidance of 48,000 to 56,000 tonnes of copper for the year 2026. Copper production at Mantos Blancos is forecast to decrease in 2026 when compared to a strong 2025 due to a one-year period of lower copper grades. Due to mine sequencing, sulphide copper grades are expected to approximate 0.70% in 2026, with higher copper grades expected to approximate 0.85% in 2027. Planned maintenance shutdowns are scheduled during the second quarter (4 days) and the third quarter of 2026 (3 days).

Update on operations

On June 21, 2026, Capstone Copper announced that new three-year collective bargaining agreements have been ratified with both unions at the Mantos Blancos Mine in Chile within the legal timeframe established.

On July 30, 2026, Capstone reported copper production of 12,482 tonnes, composed of 9,600 tonnes of copper in concentrate from sulphide operations and 2,882 tonnes of cathodes, which was 21% lower than in the second quarter of 2025. The decline was attributable to lower sulphide feed grades and lower recoveries driven by the planned mine sequence. Cathode production was 56% higher compared to the second quarter of 2025, influenced by increased dump throughput, together with higher dump grades.

Update on Phase II expansion

Capstone is currently evaluating the next phases of growth for Mantos Blancos, including the potential to increase the concentrator plant throughput and increase cathode production from the underutilized SX-EW plant. During the second quarter of 2026, the Mantos Blancos Phase II project was submitted to the Environmental Impact Assessment ("EIA") process. Following receipt of environmental approvals and sectoral permits, as well as approximately one year of construction, expanded production is expected to commence between 2030 and 2031.

The sulphide concentrator plant expansion is expected to use existing unused or underutilized process equipment, plus additional equipment for concentrate filtration, thickening and filtering of tailings. In addition, the project supports future operations of Mantos Blancos by contemplating the construction and operation of a new in-pit tailings storage facility beyond 2030 while strengthening environmental management of the operation's baseline conditions. The company is also evaluating a potential increase in cathode production based on an opportunity to re-leach spent ore from historical leaching and flotation operations. The increase in cathode production would use existing SX-EW plant capacity, with the addition of a dynamic leach pad, agglomeration and stacking infrastructure. A pre-feasibility study outlining the details of increased throughput from the concentrator plant and increased cathode production via historical tailings re-leaching is expected toward the end of 2026.

Update on exploration

On July 30, 2026, Capstone announced that exploration drilling continued in the second quarter of 2026. The consolidated 2026 program for the year includes 7,500 metres of drilling with 1,544 metres (approximately 21%) completed to date. The program is aiming to follow-up the Nora-Quinta, Phase 23, and Barbara areas, as well as the initial drill testing at the Capri area. The final models from the passive seismic (ambient noise tomography) geophysical survey are currently being utilized to refine the positioning of the initial Capri area drill holes. Capri drilling is anticipated to start in the third quarter of 2026.

For additional information, please refer to Capstone's press release dated February 17, 2026 titled "Capstone Copper Announces 2026 Guidance", Capstone's press release dated June 21, 2026 titled "Capstone Copper Announces Labour Agreements at Mantos Blancos Operation", and Capstone's press release dated July 30, 2026 titled "Capstone Copper Reports Second Quarter 2026 Results", all filed on www.sedarplus.ca.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

CSA Streams (Harmony Gold Mining Company Limited)

In October 2025, Harmony Gold Mining Company Limited ("Harmony") acquired the CSA copper mine from MAC Copper Limited. OR Royalties, through OR Royalties International, holds a silver stream and a copper stream on the CSA copper mine, now operated by Harmony. OR Royalties International will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4.0% of the spot silver price at the time of delivery. OR Royalties International will also be entitled to purchase refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the closing date (June 15, 2028), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. OR Royalties International will make ongoing payments for refined copper delivered equal to 4.0% of the spot copper price at the time of delivery. On the 5th anniversary of the closing date, Harmony will have the option to exercise certain buy-down rights on the copper stream by paying a one-time cash payment to OR Royalties International of $20.0 million to $40.0 million.

As of June 30, 2026, a total of 2,100 tonnes of copper have been delivered to OR Royalties International under the copper stream agreement.

Guidance

On February 3, 2026, Harmony indicated that guidance for the newly acquired CSA mine will be provided with the release of its interim results. Harmony also noted that integration activities at the high-grade CSA copper mine were progressing well, with initial activities focusing on integrating the mine into Harmony's systems, processes and culture. With Harmony's interim results published in May 2026, the company provided financial year 2026 copper production guidance at CSA of 17,500 to 18,500 tonnes of copper. On June 30, 2026, Harmony announced that CSA is also expected to deliver towards the upper end of the guidance range, with cash costs below guidance and recovered grades above guidance. At the same time, Harmony noted that with the capital ventilation project on track, the company is advancing the key infrastructure required to unlock CSA's next phase of value creation and position the mine to grow into a 40,000 tonne-per-annum copper producer.

The CSA copper mine is high grade in general, but a small number of very high-grade stopes (plus 8% copper) comprise an outsized proportion of annual production. The sequencing of these can have a significant impact on month-to-month production and along with typical summer storms and power interruptions, the March quarters are typically the weakest quarter in a year.

Harmony's planning parameters for financial year 2027 will be embedded into CSA mine to develop its financial year life-of-mine plan, in alignment with the planning approach used across its other operations. The CSA mine life-of-mine plan will be released alongside the financial year 2026 results expected in August 2026.

Update on operations

On May 18, 2026, Harmony noted that operationally, its focus remained on improving the flexibility of the mining operations at the CSA mine, with full optimization expected to take up to 24 months. Harmony completed the replacement of the shaft steelwork on six levels as previously indicated. This resulted in a one-month planned shutdown in March 2026. Harmony continues to integrate the mine, ensuring alignment with the disciplined and consistent approach applied to all Harmony assets.  Assaying of historical drill samples has now been completed. During the third quarter, follow-up drilling targeted extensions of mineralization outside the current Mineral Resource footprint and continued to deliver encouraging results, including 32 metres grading 8% Cu, 37.4 metres grading 3.7% Cu and 14 metres grading 6.5% Cu.

As of the date of this MD&A, Harmony has not released its results for the three months and financial year ended June 30, 2026.

Update on Mineral Reserve and Resource Estimates

On February 24, 2025, MAC Copper announced an updated 2024 Mineral Resources and Mineral Reserves statement, including an updated life-of-mine of 12 years based on Mineral Reserves only. As at December 31, 2024, Mineral Reserves were estimated at 545,000 tonnes of copper and 6.8 million ounces of silver (15.9 million tonnes grading 3.4% Cu and 13.3 g/t Ag), Measured and Indicated Mineral Resources were estimated at 286,000 tonnes of copper and 3 million ounces of silver (5.6 million tonnes grading 5.1% Cu and 16.7 g/t Ag), and Inferred Mineral Resources were estimated at 178,000 tonnes of copper and 3.9 million ounces of silver (5.4 million tonnes grading 3.3% Cu and 22 g/t Ag). The 2024 Mineral Reserves only extend 70 metres vertically below the current decline position, requiring only minimal annual development.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

For more information, refer to MAC Copper's press release dated February 24, 2025 titled "MAC Copper Limited Announces 2024 Resource and Reserve Statement and Production Guidance", Harmony's press release dated February 3, 2026 titled "Harmony's full year guidance on track; higher gold price boosts cash flows", Harmony's press release dated May 18, 2026 titled "Operational update for the nine months ended 31 March 2026 ("9MFY26")", and Harmony's press release dated June 30, 2026 titled "Harmony meets guided gold production for the 11th consecutive year, underpinned by robust cash generation and a strengthened gold-copper portfolio", available on Harmony's website (www.harmony.co.za).

Sasa Stream (Central Asia Metals plc)

OR Royalties, through OR Royalties International, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in North Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe. OR Royalties International's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for $5 per ounce (plus refining costs) of refined silver delivered, increased for inflation annually from 2017 ($6.665 per ounce in 2026).

Guidance - 2026

Sasa's guidance for 2026 is forecast at 800,000 to 820,000 tonnes of ore mined and processed, and metal-in-concentrate production is estimated to 18,000 to 20,000 tonnes of zinc and 26,000 to 28,000 tonnes of lead.

Update on operations

On July 8, 2026, Central Asia reported deliveries of 209,859 ounces of silver to OR Royalties International in the first half of 2026. Sasa's production in the second quarter of 2026 represented a significant improvement compared with the corresponding period in 2025 in each of the key performance measures, with ore tonnes mined and milled 3.7% and 5.4% higher, respectively;

The site team at Sasa is implementing a structured continuous improvement program focused on sustainable operational improvements across the operation. The program, building on the outcomes from last year's comprehensive review, covers all operational, technical and supporting functions. Key areas covered by the current program include increasing the density of geological data covering upcoming mining area, strengthening the management systems of the mine to give better information on operational performance in real time (enabling improved performance management), refining the mix and practical implementation of the three mining methods, and managing operating costs across procurement and contracting.

Update on Reserve and Resource Estimates

On March 3, 2026, Central Asia reported an updated Mineral Resource and Ore Reserve statement for the Sasa mine. As mining has progressed deeper at Sasa, the geology has presented increasing challenges. In particular, the orebody has become narrower, and the transition to the new mining methods of cut-and-fill and long-hole stoping (from the bulk mining method of sub-level caving) has been designed to provide flexibility and to control dilution.

The changes in geology with depth and the business review have prompted a re-evaluation of Sasa's life-of-mine plan, which now envisages mining up to approximately 830,000 tonnes annually over the next eight years, followed by a reduction in the final year of 2034 (previously 2039). The reduction in reserve tonnage was due principally to revisions to the mine design; the application of higher net smelter return cut-off values in response to increased assumptions for operating costs; revised assumptions for metals prices and concentrate treatment charges; and normal mining depletion.

For more information on the Sasa mine, refer to Central Asia's press release dated March 3, 2026 titled "Sasa Mineral Resource and Ore Reserve Statement" and Central Asia's press release dated July 8, 2026 titled "H1 2026 Operations Update", both available on their website at www.centralasiametals.com.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Éléonore Royalty (Dhilmar Ltd.)

OR Royalties owns a sliding scale 1.8% to 3.5% NSR royalty on the Éléonore gold mine ("Éléonore") located in the Province of Québec and operated by Dhilmar Ltd. ("Dhilmar", a private company that acquired Éléonore from Newmont Corporation ("Newmont") in 2025. OR Royalties received a NSR royalty of 2.2% on production at the Éléonore mine in the second quarter of 2026. In June 2026, cumulative gold production at Éléonore reached the 3.0 million ounces threshold, which resulted in an increase in the royalty rate payable to 2.475% (which will be reflected in the monthly royalties payable starting in July 2026, considering the one-month lag in payments). The royalty rate will increase by 25 basis points for every additional million ounces of cumulative gold production (subject to certain adjustments based on gold prices), up to a maximum of 3.50%.

Update on Reserve and Resource Estimates

On February 20, 2025, Newmont reported Proven and Probable Mineral Reserves at Éléonore comprising 10.1 million tonnes grading 5.05 g/t Au for 1.6 million ounces of gold as at December 31, 2024.

Dhilmar is a private company, and therefore they have not publicly released updated Mineral Reserve and Resources estimates since it acquired the mine in 2025.

For additional information, please refer to Newmont's press release dated February 20, 2025 titled "Newmont Reports 2024 Mineral Reserves of 134.1 Million Gold Ounces and 13.5 Million Tonnes of Copper", filed on www.sedarplus.ca.

Island Gold District Royalty (Alamos Gold Inc.)

OR Royalties owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (nearly all current Island Gold Mineral Reserves and Resources are covered by the royalties), which is now included in the Island Gold District (grouping the Island Gold and Magino properties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada. OR Royalties also owns a 3% NSR over a small fraction at the eastern limit of the Magino open pit mine.

On February 3, 2026, Alamos reported that at Island Gold, the total effective NSR royalty averages approximately 2.6% over the life of mine, based on ounces produced, with approximately 90% of this royalty paid in-kind (the latter representing the royalty held by the Company). This implies that the royalties owned by OR Royalties over the Island Gold underground mine have a weighted average of 2.34% NSR royalty coverage over the new life of mine.

Guidance - 2026-2028

On February 4, 2026, Alamos released its three-year guidance. Gold production at the Island Gold District is expected to range between 290,000 and 330,000 ounces in 2026, down 9% from the previous guidance of 330,000 to 355,000 ounces, reflecting decreased milling rates from the Magino mill and a slightly slower ramp-up of underground mining rates at Island Gold to 2,400 tpd. With the shaft expected to be operational towards the end of 2026, mining rates are now expected to ramp-up to planned rates of 2,400 tpd early in 2027, compared to the fourth quarter of 2026 previously.

Gold production for the Island Gold District in 2027 increased to 380,000 - 420,000 ounces, from 375,000 - 400,000 ounces under the previous guidance. A first gold production guidance was also released for 2028 of 470,000 - 510,000 ounces. The guidance data has not been provided separately for the Island Gold and the Magino mines.

Update on operations

On June 18, 2026, Alamos provided an operational update on certain of its operations, including the Island Gold District, which continue to perform well, and remain on track to achieve full year guidance with significant production growth expected through the remainder of the year. Underground mining rates have increased to average a new record of more than 1,500 tpd to date in the second quarter, and are on track to increase to 2,000 tpd by the end of 2026. Underground grades mined in the second quarter continue to perform well and are expected to be consistent with the first quarter, as previously guided. Open pit grades mined are also performing well and remain consistent with full year guidance. The Magino mill throughput rates have demonstrated a significant improvement, averaging nearly 9,800 tpd to date in June. The improved performance follows the scheduled replacement of conveyor belts, as well as the ball and SAG mill liners during the last week of May. Throughput rates within the Magino mill are ramping up as planned and are expected to increase to average 10,000 tpd by the third quarter. Combined with increasing underground mining rates and higher grades, the Island Gold District is expected to contribute substantial production growth into the second half of 2026 at lower all-in sustaining costs.

On July 29, 2026, Alamos reported record production at the Island Gold District of 67,500 ounces of gold in the second quarter of 2026, 5% higher than the prior year period and a 10% increase compared to the first quarter. With higher underground mining rates and grades expected to drive increasing production through the second half of 2026, the Island Gold District remains on track to achieve its original full year production guidance.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Underground mining rates increased to average a record 1,550 tpd in the second quarter, 25% higher than the prior year period and a 9% increase from the previous quarter. Mining rates are expected to steadily increase in the second half of the year to a rate of 2,000 tpd by the end of 2026, with a further increase to 2,400 tpd in the first quarter of 2027 with the commissioning of the shaft infrastructure. Underground grades mined averaged 9.15 g/t Au during the second quarter, consistent with guidance. Grades are expected to increase slightly in the third quarter, with a further increase in the fourth quarter. Processing rates within the Island Gold mill averaged 1,232 tpd for the second quarter, with excess underground ore mined during the quarter processed in the Magino mill. Mill recoveries averaged 98% for the second quarter, in line with expectations.

Update on Island Gold District Expansion

In 2022, Alamos announced the Phase 3+ Shaft Expansion at Island Gold from 1,200 tpd to 2,400 tpd. The expansion includes the construction of a shaft and paste plant, as well as accelerated development to support the higher mining rates. With the commissioning of the shaft expected to be completed in early 2027, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface, driving production higher and costs significantly lower. As at March 31, 2026, 100% of the Phase 3+ Shaft Expansion growth capital has been spent and committed.

On February 3, 2026, Alamos announced the Island Gold District ("IGD") Expansion Study outlining a larger, long-life, low-cost mine with an average annual gold production of 534,000 ounces over the initial 10 years (starting in 2028). The IGD Expansion growth capital of $542.0 million will be spent on the expansion of the Magino mill to 20,000 tpd, accelerated underground development, and mobile equipment to support higher underground and open pit mining rates of 3,000 tpd and 17,000 tpd, respectively.

As outlined in the IGD Expansion Study, the Island Gold mill will continue operating and will be dedicated to processing approximately 1,265 tpd of higher grade underground ore until the expected completion of the Magino mill expansion in the first quarter of 2028. The remaining underground ore mined, beyond the Island Gold mill capacity of 1,265 tpd, will be blended at increasing rates with open pit ore and processed within the Magino mill. As of June 30, 2026, 33% of growth capital related to the IGD Expansion has been spent and committed, with the majority of spending focused on the Magino mill expansion.

Update on Reserve and Resource Estimates

On February 3, 2026, Alamos reported Proven and Probable Mineral Reserve of 5.1 million ounces of gold at Island Gold underground (15.1 million tonnes grading 10.61 g/t Au), representing a 25% increase from the 4.1 million ounces contained in the June 2025 update (11.8 million tonnes grading 10.85 g/t Au). The increase was driven by a successful delineation drilling program with the focus on converting a large portion of Mineral Resource base into Mineral Reserves. Measured and Indicated Mineral Resources decreased by 44% compared to the June 2025 update at Island Gold, to 0.6 million ounces of gold (2.1 million tonnes grading 8.77 g/t Au), as a result of the conversion to Mineral Reserves. Inferred Mineral Resources also decreased by 45% to 1.4 million ounces (16.9 million tonnes grading 2.57 g/t Au), also as a result of the conversion program.

Update on exploration

A total of $43.0 million has been budgeted for exploration at the Island Gold District in 2026, up from $24.0 million spent in 2025. On April 29, 2026, Alamos reported that the exploration program will continue to build on the success from 2025 with high-grade gold mineralization extended across the Island Gold deposit, as well as within multiple structures within the hanging wall and footwall.

A total of 50,000 metres of underground exploration drilling is planned in 2026 with a focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. This includes drilling across the strike extent of main Island Gold deposit (E1E and C-Zones), as well as within a growing number of newly defined hanging-wall and footwall zones.

These potential high-grade Mineral Reserve and Resource additions would be low cost to develop, given their proximity to existing infrastructure, and provide increased operational flexibility as mining rates increase. To support the underground exploration program, 1,090 metres of underground exploration drift development is planned to extend drill platforms on the multiple levels. Additionally, 48,000 metres of surface exploration drilling has been budgeted targeting the area between the Island Gold and Magino deposits, as well as the down-plunge extension of the Island Gold deposit, below a depth of 1,500 metres.

On June 22, 2026, Alamos reported new results from underground and surface exploration drilling at the Island Gold Mine. Exploration drilling has defined high-grade mineralization across multiple areas which are being targeted as sources of additional higher-grade mill feed within the expanded Magino mill. This includes defining a new zone of high-grade mineralization 250 metres west of underground Mineral Reserves and Mineral Resources (Island Gold West Extension), and continuing to extend mineralization within the Island West up-plunge area. Given its proximity to surface, Island West up-plunge can be mined utilizing the ramp, providing further upside potential in terms of combined underground mining rates.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

During the second quarter of 2026, 11,508 metres of underground exploration drilling was completed in 42 holes, and 8,379 metres of underground delineation drilling across 36 holes. Additionally, 14,497 metres of surface exploration drilling was completed in 19 holes. Year to date, 20,955 metres of underground exploration drilling was completed in 76 holes, and 12,510 metres of underground delineation drilling across 54 holes. Additionally, 17,863 metres of surface exploration drilling was completed in 25 holes.

For more information, refer to Alamos' press release dated February 3, 2026 titled "Alamos Gold Announces Island Gold District Expansion to 20,000 TPD, Creating One of Canada's Largest and Lowest Cost Gold Mines with Attractive Economics, including 69% After-Tax IRR and $12.2 Billion NPV at $4,500/oz Gold", Alamos' press release dated February 4, 2026 titled "Alamos Gold Provides Three-Year Operating Guidance Outlining 46% Production Growth by 2028 at Significantly Lower Costs", Alamos' press release dated April 29, 2026 titled "Alamos Gold Reports First Quarter 2026 Results", Alamos' press release dated June 18, 2026 titled "Alamos Gold Provides Operational Update Across Canadian Operations", Alamos' press release dated June 22, 2026 titled "Alamos Gold Extends High-Grade Mineralization Across Multiple Targets within the Island Gold District which Represent Upside as Potential Sources of Additional Higher-Grade Mill Feed", Alamos' press release dated July 29, 2026 titled "Alamos Gold Reports Second Quarter 2026 Results", all filed on www.sedarplus.ca.

Ermitaño Royalty (First Majestic Silver Corp.)

OR Royalties holds a 2% NSR royalty on the Ermitaño underground gold and silver mine ("Ermitaño") operated by First Majestic Silver Corp. ("First Majestic") and located in Sonora State, Mexico.

Guidance - 2026

On January 15, 2026, First Majestic reported its annual guidance for Santa Elena of 1.3 million to 1.5 million ounces of silver and 64,000 to 71,000 ounces of gold.

On July 8, 2026, First Majestic increased its guidance for gold production at Santa Elena to 72,000 to 76,000 ounces, an increase of 10% (midpoint) compared to the original guidance, primarily due to higher gold grades and slightly increased gold recoveries. Silver production is expected to be 1.4 million to 1.5 million ounces, toward the high-end of the original guidance. This production should be mostly from ore covered by the royalty held by OR Royalties on Ermitaño.

One of First Majestic's key initiatives for 2026 is the expansion of the Santa Elena processing plant, increasing capacity from 3,200 tpd to 3,500 tpd.

Update on operations

On July 8, 2026, First Majestic announced production of 422,571 ounces of silver and 21,468 ounces of gold in the second quarter of 2026 at Santa Elena, an increase of 38% and 4% year-over-year, respectively. The increased silver production was due to an increase in ore processed, and higher silver recoveries related to slightly higher silver grades achieved through optimized ore blends processed during the quarter.

The mill processed a new quarterly record of 305,369 tonnes of ore in the second quarter of 2026, 13% higher than the same period in 2025, and 7% higher than the previous record of 283,721 tonnes in the first quarter of 2026, as the company continues advancing the 3,500 tpd expansion project.

Average silver and gold head grades were 61 g/t and 2.30 g/t, respectively. Silver and gold recoveries during the second quarter averaged 71% and 95%, respectively, compared to 64% and 94% in the same period last year. Higher recoveries were a result of the optimized blending process.

Update on exploration

On July 30, 2024, First Majestic announced the discovery of a significant new, vein-hosted gold and silver mineralized system at its Santa Elena property. This new high-grade discovery, the Navidad vein system ("Navidad"), was made at depth adjacent to the company's producing Ermitaño mine and is within OR Royalties' royalty boundaries. This is the most promising discovery at the Santa Elena property since Ermitaño was discovered in 2016.

At Santa Elena, approximately 78,000 metres of drilling is planned in 2026. Drilling at Santa Elena will focus on converting Inferred to Indicated Resources at the Santo Niño Discovery (not covered by the royalty held by OR Royalties), continuing to drill test extensions of Navidad (covered by the royalty held by OR Royalties) and testing several greenfield targets within a 10-kilometre radius around the processing plant where a new geologic understanding of district geology has highlighted the presence of large areas with exploration upside.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

On June 25, 2026, First Majestic announced that it is advancing Santo Niño (not covered by the Ermitaño royalty) and Navidad from resource definition toward underground development, supported by recently received portal construction permits and an additional $12.0 million investment planned for 2026. This next phase of work is expected to establish dedicated underground access to both areas, support decline and ramp development, and position higher-grade mineralization from Santo Niño and Navidad to contribute to the future Santa Elena district production profile. A recently completed scoping-level study indicates that development of an additional portal, the Navidad portal, located approximately 300 metres from the Santa Elena processing facilities, together with ramp development from the lower levels of Ermitaño to provide secondary egress and ventilation, is expected to provide an efficient route to Navidad mineralization and support future haulage of mineralized material from the Navidad area. Part of the additional 2026 funding is planned to support construction of the Navidad portals, advance hydrogeological studies and complete an additional 1,300 metres of development in the Ermitaño-to-Navidad ramp and from the Navidad portal.

Update on Mineral Reserve and Resource Estimates

On March 31, 2026, First Majestic released updated 2025 Mineral Reserve and Mineral Resource estimates for the Ermitaño underground mine. Ermitaño's Proven Mineral Reserves are estimated at 1.3 million ounces of silver and 0.05 million ounces of gold (0.68 million tonnes grading 59 g/t Ag and 2.29 g/t Au) and Probable Mineral Reserve are estimated at 3.15 million ounces of silver and 0.13 million ounces of gold (3.39 million tonnes grading 29 g/t Ag and 1.16 g/t Au).

For more information, refer to First Majestic's press release dated July 30, 2024 titled "First Majestic Announces New High-Grade Gold and Silver Discovery at Santa Elena", First Majestic's press release dated January 15, 2026 titled "First Majestic Reports 2025 Production and 2026 Outlook; Increases Dividend", First Majestic's press release dated March 31, 2026 titled "First Majestic Announces 2025 Mineral Reserve and Mineral Resource Estimates", First Majestic's press release dated June 25, 2026 titled "First Majestic Receives Construction Permits for Santo Niño and Navidad; Advances Development Across the Santa Elena District", and First Majestic's press release dated July 8, 2026 titled "First Majestic Reports Q2 2026 Production Results; Announces Updated 2026 Production and Cost Guidance, and Q2 Conference Call Details", all filed on www.sedarplus.ca.

Gibraltar Stream (Trekor Metals Limited)

OR Royalties owns a silver stream referenced to 100% of Gibraltar copper mine's production, operated by Trekor Metals Limited (formerly "Taseko Mines Limited") ("Trekor") and located in British Columbia, Canada, until a total of 6.8 million ounces of silver has been delivered, after which the refined silver to be delivered will be reduced to 35% of the payable silver produced. There is no cash transfer price payable by OR Royalties at the time of delivery for the silver ounces delivered. As of June 30, 2026, a total of 1.7 million ounces of silver have been delivered under the stream agreement.

Guidance - 2026

On February 18, 2026, Trekor indicated that mining activity over the last 18 months had been focused in the Connector Pit, which was the primary source of mill feed in 2025, and will continue to be the primary source of ore for the next three years (2026 through 2028). In recent months, head grades in the Connector Pit have been 5% to 10% lower than originally expected due to the impact of small higher-grade zones that have not been realized through mining to date. In addition, oxide copper and metallurgically challenging supergene ore has been more abundant in the Connector Pit than previously estimated, and recoveries in 2026 are expected to average between 75% to 80% (similar to the second half of 2025). The additional oxide ore mined from Connector Pit has been stacked on leach pads and will be processed in the coming years. Taking all of these factors into account, total copper production at Gibraltar for 2026 is expected to be in the range of 110 to 115 million pounds and is expected to continue at similar levels (± 5%) until completion of mining in the Connector pit in mid-2029.

Update on operations

On July 14, 2026, Trekor reported production for the second quarter of 2026 of 30.3 million pounds of copper and 559,000 pounds of molybdenum. Mining activities were focussed in the lower benches of the Connector Pit, which delivered ore grades in line with the life of mine average. Mill throughput and recoveries were also consistent with the previous two quarters.  Copper sales from Gibraltar totalled 32.2 million pounds in the period.

For more information, refer to Trekor's press release dated February 18, 2026 titled "Taseko Announces Strong Fourth Quarter Financial Results and Commencement of Copper Production at Florence Copper" and Trekor's press release dated July 14, 2026 titled "Trekor Announces 36 Million Pounds of Copper Production from Gibraltar and Florence Copper in the Second Quarter", both filed on www.sedarplus.ca.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Namdini Royalty (Cardinal Namdini Mining Limited)

In January 2026, the Company acquired an additional 1.0% NSR royalty covering the producing Namdini gold mine in Ghana, with an effective date of October 1, 2025. Following this transaction, OR Royalties now owns a 2% NSR royalty on the Namdini gold mine, which is operated by Shandong Gold Co Ltd., a private company, through its subsidiary Cardinal Namdini Mining Limited, which is owned in partnership with a subsidiary of China Railway Construction Group Corp Ltd.

Gold production at Namdini commenced in the first half of 2025, with the mine in the final phases of a ramp-up towards peak production of approximately 360,000 ounces of gold per year over the first three years (when operating at the expected design capacity of 9.5 million tonnes per annum), as well as an expected average of 287,000 ounces of gold per year over an initial 15-year life of mine.

Shandong Gold Co Ltd. has not released production results or Reserve and Resources estimates specific to the Namdini mine.

Lamaque Complex Royalty (Eldorado Gold Corporation)

OR Royalties owns a 1% NSR royalty on the producing Triangle deposit as well as the prospective Ormaque, Plug #4, and Parallel deposits of the Lamaque Complex. The Lamaque Complex, which includes the Triangle mine (upper and lower zones), the Ormaque mine, the Parallel deposit, the Plug #4 deposit, and the Sigma Mill, is operated by Eldorado Gold Corporation ("Eldorado") and is located in Québec, Canada. OR Royalties also holds a 2.5% NSR royalty on the Bourlamaque property.

Guidance - 2026

On February 19, 2026, Eldorado indicated production guidance for 2026 at the Lamaque Complex is expected to be between 185,000 and 200,000 ounces of gold, reflecting a wider range to account for the potential early start of Ormaque, contingent on receiving the operating permit. In 2026, the focus will remain on the development of Ormaque and further resource conversion drilling at both Triangle and Ormaque. Production for the year 2027 and 2028 is expected to be between 190,000 to 210,000 ounces of gold annually.

Growth capital for 2026 is expected to range between $180.0 and $190.0 million, and primarily covers development, infrastructure and the fleet for Ormaque; construction of the paste plant; capital development for the Triangle ramp; construction of the North Basin, and the purchase of additional battery electric vehicles (for the Triangle mine).

Update on operations

On July 30, 2026, Lamaque announced production at the Lamaque Complex of 52,340 ounces of gold in the second quarter of 2026, a 3% increase from 50,640 ounces in the second quarter of 2025. The increase was due to higher throughput, benefiting from strong mill performance and the receipt of the Ormaque operating authorization in March.

Production in the third quarter of 2026 is expected to be similar to the second quarter.

Update on Mineral Reserve and Resource Estimates

On November 26, 2025, Eldorado released its updated Mineral Reserves and Mineral Resources as of September 30, 2025. Proven and Probable Mineral Reserves included 1.285 million tonnes of 5.78 g/t Au and 5.588 million tonnes of 7.53 g/t Au, respectively, for a total of 1.591 million ounces of gold. Measured and Indicated Resources included 2.185 million tonnes of 6.73 g/t Au and 8.605 million tonnes of 7.97 g/t Au, respectively, for a total of 2.677 million ounces of gold. Inferred Resources included 8.087 million tonnes of 7.69 g/t Au for 2.0 million ounces. The updated technical report outlines a Reserve Case with an 8-year mine life.

Mineral Reserves increased 25% at Lamaque, driven by conversion at Ormaque and Triangle, in addition to declaring initial Mineral Reserves at Plug #4. The increase in total Measured and Indicated Mineral Resources was primarily driven by conversion from Inferred Mineral Resources.

Update on exploration

On January 26, 2026, Eldorado announced the discovery of four new high-grade zones at the Lamaque Complex and the commencement of studies aimed at unlocking a potential expansion. Recent results confirmed high-grade mineralization across multiple deposits on the property, with Ormaque adding flexibility near existing infrastructure. These results, along with emerging targets on the wider Bourlamaque property highlight a compelling opportunity for low-risk, capital efficient organic growth and mine life extension. As a result of recent exploration success and the potential for additional resources in close proximity to the Sigma mill, Eldorado has commenced studies to expand throughput from its current capacity of approximately 2,500 tpd towards its fully permitted capacity of 5,000 tpd.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

For more information, refer to Eldorado's press release dated November 26, 2025 titled "Eldorado Gold Releases Updated Mineral Reserve and Mineral Resource Statement; Offsetting Depletion and Increasing Mineral Reserves at Key Operations", Eldorado's press release dated January 26, 2026 titled "Eldorado Announces Strong Exploration Results of Multiple New High-Grade Zones in Canada and Greece and Increases 2026 Exploration Investment, Reinforcing Confidence in Discovery Strategy", Eldorado's press release dated February 19, 2026 titled "Eldorado Gold Provides 2026 Guidance; Three-Year Outlook Targets 40% Gold Production Growth; Skouries Construction Update" and Eldorado's press release dated July 30, 2026 titled "Eldorado Gold Reports Solid Q2 2026 Financial and Operational Results; Skouries On Track for Q3 2026", all filed on www.sedarplus.ca.

Eagle Gold Royalty - Update

OR Royalties owns a 5% NSR royalty on the Dublin Gulch property, situated in central Yukon Territory, Canada, which hosts the Eagle Gold mine ("Eagle Gold"), on all metals until 97,500 ounces of gold have been delivered to OR Royalties and a 3% NSR royalty thereafter. As of December 31, 2024, a total of 32,667 ounces of gold have been delivered under the royalty agreement.

Heap leach facility failure

On June 24, 2024, Victoria announced that the heap leach facility at the Eagle Gold mine experienced a failure. Operations were suspended while the site operations team, along with management and the Yukon government officials continued to assess the situation and gathered information. Victoria confirmed that there had been some damage to infrastructure and a portion of the failure had left containment. Subsequently, on July 4, 2024, Victoria advised that it had received notices of default from its lenders under the credit agreement dated December 18, 2020. A default under the Eagle Royalty Agreement dated April 13, 2018 was also triggered and, consequently, OR Royalties provided a notice of default to Victoria on July 4, 2024. On July 12, 2024 and July 30, 2024, Victoria reported that there can be no assurance that the company will have the financial resources necessary to repair the damage to the equipment and facilities, to remediate the impacts caused by the incident or to restart production.

On August 14, 2024, the Ontario Superior Court of Justice appointed PricewaterhouseCoopers Inc. as receiver and manager (the "Receiver"), at the direction of the Yukon Government and under the supervision of the court, of all assets, undertakings and properties of Victoria, which properties include but is not limited to the Eagle Gold mine. A copy of the appointment order (the "Appointment Order") is available on the receivership website provided below.

An independent review board ("IRB") was created to identify the causes of the failure by performing an independent review of the design, construction, operation, maintenance and monitoring of the heap leach facility. The IRB released its report on July 2, 2025, which concluded that the cause of failure was the accumulation of a series of adverse conditions and events, starting with a local failure in the oversteepened area of the south slope. The report also includes recommendations for improved practices by industry and the regulators to help reduce the likelihood of a reoccurrence of similar events. For more information, please refer to the receivership website for the full report: https://www.pwc.com/ca/en/services/insolvency-assignments/victoriagold/independent-review-board-report.html.

Sale process

As part of the receivership, BMO Nesbitt Burns Inc. was appointed as the Receiver's financial advisor to assist in the development and implementation of a sale process for the Eagle Gold mine. The sale process for the Eagle Gold mine began in June 2025. After completing the first phase in September 2025, the Receiver selected a shortlist of qualified buyers to move into a more intensive second phase, which included additional due diligence and a site visit to the mine in Yukon. Those qualified buyers were then asked to submit updated proposals in early December 2025. After reviewing those proposals, the Receiver, on the advice of its financial advisor, invited certain qualified buyers to meet with the Government of Yukon (in its role as regulator) and non-technical representatives of the First Nation of Na-Cho Nyäk Dun. The purpose of these meetings, held in person in early February 2026, was for each buyer to present their preliminary plans for acquiring the mine and restarting operations. Following those presentations and further discussions, on April 23, 2026, the Receiver, with input from its financial advisor and the consent of the Yukon Government, entered into an exclusivity agreement with Boroo Pte Ltd. ("Boroo"), a Singapore-based private mining company that operates, develops, and acquires mining assets around the world, and is recognized as a specialist in operational turnarounds and responsible mine development. Under this agreement, Boroo is now the sole party negotiating a potential purchase of the Eagle Gold Mine and related assets. The exclusivity period runs for an initial 90 days. During this time, Boroo will complete further due diligence at the mine site, negotiate the terms of a potential definitive purchase agreement with the Receiver, and begin early discussions with the Yukon Government and the First Nation of Na-Cho Nyäk Dun about the key agreements that would need to be in place for the transaction to proceed and for mining operations to restart.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

It is important to note that no agreements have yet been reached with the Yukon Government or the First Nation of Na-Cho Nyäk Dun. The exclusivity period is intended to be used to advance those conversations. Boroo can request a single extension of up to an additional 90 days (for a maximum of 180 days total), provided it gives written notice at least 30 days before the initial period expires and meets the conditions set out in the agreement. On July 27, 2026, the Government of Yukon provided an update on the sale process and noted that, on July 3, 2026, the Receiver confirmed that the exclusivity period would be extended by an additional 90 days to allow Boroo to continue its due diligence, negotiate the terms of a potential purchase agreement and continue discussions with the Yukon government and the First Nation of Na-Cho Nyäk Dun on the key agreements required for the transaction to proceed.

The due diligence work during this period will be essential to shaping the key supporting agreements, including a comprehensive plan for restarting mine operations. If, before the exclusivity period ends, the parties reach agreement on the terms of a formal purchase agreement and the main elements of those supporting agreements, the Receiver will ask the Court to approve signing the purchase agreement. If the Court approves, there will then be a closing period during which the parties work to satisfy all remaining conditions, including finalizing the supporting agreements and obtaining a Court order formally transferring the assets.

More information is available on the receiver's website at https://www.pwc.com/ca/en/services/insolvency-assignments/victoriagold/sale-process.html.

For additional information, please refer to Victoria's press release dated June 24, 2024 titled "Victoria Gold: Eagle Gold Mine Heap Leach Pad Incident", Victoria's press release dated July 4, 2024 titled "Victoria Gold Provides Update on Eagle Gold Mine Incident", Victoria's press release dated July 12, 2024, titled "Victoria Gold: Update on Eagle Gold Mine" and Victoria's press release dated July 30, 2024, titled "Victoria Gold: Update on HLF Incident Management", all filed on www.sedarplus.ca, refer to the receivership website: www.pwc.com/ca/victoriagold and the press release issued by the Government of Yukon dated July 27, 2026 titled "Government of Yukon provides an update on the sale process of Eagle Gold Mine" available on www.yukon.ca.

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded companies involved in the mining industry. In certain instances, OR Royalties may invest in equity of companies concurrently with the acquisition of royalty, stream or other similar interests or with the objective of improving its ability to acquire future royalties, streams or similar interests. Certain investment positions may be considered as associates under IFRS Accounting Standards as a result of the ownership held, nomination rights to the investee's board of directors and/or other facts and circumstances.

OR Royalties may, from time to time, and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

In the first quarter of 2026, OR Royalties acquired equity investments for $10.0 million. In addition, as part of the amendments to the San Antonio stream, OR Royalties International received common shares of Axo Metals having a value of approximately $4.2 million, and subsequently received additional common shares as a result of an anti-dilution clause having a value of approximately $0.8 million.

In the second quarter of 2026, OR Royalties sold its non-core equity investment in Osisko Metals Incorporated for net proceeds of $34.7 million.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Fair value of marketable securities

As at June 30, 2026, the Company had investments in marketable securities (common shares) having a carrying value6 and a fair value7 of $128.7 million.

Osisko Gold Group Inc. (formerly Osisko Development Corp.)

The Company's principal equity investment is Osisko Gold Group Inc. ("Osisko Gold"). Osisko Gold is a Canadian gold mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Gold are the Cariboo gold project ("Cariboo") in British Columbia, Canada and the Tintic property ("Tintic") in Utah, United States. OR Royalties owns a 5% NSR royalty on Cariboo and OR Royalties International owns a 2.5% metals stream on Tintic.

As at June 30, 2026, the Company held 33,333,366 common shares (having a fair value of $80.9 million) representing a 10.9% interest in Osisko Gold (13.1% as at December 31, 2025). The decrease in the percentage of ownership is due mostly to a bought-deal financing that was completed by Osisko Gold in the first quarter of 2026, in which the Company did not participate, as well as the exercise of warrants.

For more information, please refer to Osisko Gold's press releases and other public documents available on www.sedarplus.ca and on their website (www.osiskogold.ca).

Sustainability Activities

As a capital provider to the mining industry, OR Royalties invests in assets that align with its Environmental, Social and Governance ("ESG") objectives. While the Company does not operate the mining assets, it aims to partner with operators who demonstrate a commitment to responsible mining practices.

In the second quarter of 2026, OR Royalties released the sixth edition of its sustainability report, Growing Responsibly, highlighting the Company's ESG initiatives and key performance metrics for the calendar year 2025.

The following list outlines select sustainability highlights for OR Royalties in 2025:

  Implementation of a formal Climate Change Policy to integrate climate risks and opportunities into investment decision-making;
  Screening of new royalty and streaming agreements for ESG related risk factors;
  Purchase of Gold Standard verified carbon credits to offset Scope 2 and Scope 3 emissions related to the Company's workforce and footprint;
  Contribution of over $0.6 million towards community investments, bringing total community contributions to over $1.5 million since 2021;
  Recognition as a Great Place to Work® Canada for the second consecutive year; and
  Maintaining leading positions with ESG rating agencies, including Prime Status by ISS ESG and 'AA' rating by MSCI.

The full 2025 Growing Responsibly report, informed by the Global Reporting Initiative, Sustainability Accounting Standards Board standards and recommendations of the Task Force on Climate-related Financial Disclosures, is available on the Company's website at: www.ORroyalties.com.

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6   The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IAS 28 Investment in Associates and Joint Ventures and IFRS 9 Financial Instruments. The Company does not currently have any investments in associates.

7    The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at June 30, 2026.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Dividends and Normal Course Issuer Bid

The following table provides details on the dividends declared by the Company for the first six months of 2026 and the year ended December 31, 2025:

Declaration date	Dividend per share	Record date	Payment date	Dividends declared
	$			$

February 18, 2026	0.055	March 31, 2026	April 15, 2026	10,484,000
May 6, 2026	0.065	June 30, 2026	July 15, 2026	12,499,000
	0.120			22,983,000

February 19, 2025 (i)	0.046	March 31, 2025	April 15, 2025	8,475,000
May 7, 2025	0.055	June 30, 2025	July 15, 2025	10,201,000
August 5, 2025	0.055	September 30, 2025	October 15, 2025	10,492,000
November 5, 2025	0.055	December 31, 2025	January 15, 2026	10,116,000
	0.211			39,284,000

(i) Prior to May 2025, the dividends were declared in Canadian dollars. From May 2025, the quarterly dividend is declared in United States dollars. On February 19, 2025, the Board of Directors declared a quarterly dividend of C$0.065 to shareholders of record as of the close of business on March 31, 2025. Based on the foreign currency rate (C$/US$) on the declaration date, the corresponding dividend per share in U.S. dollars was $0.046.

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at June 30, 2026, the holders of 14.2 million common shares had elected to participate in the DRIP, representing dividends payable of $0.9 million. Therefore, 32,693 common shares were issued on July 15, 2026 at a discount rate of 3%.

Normal Course Issuer Bid

In December 2025, OR Royalties renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, OR Royalties may acquire up to 9,399,294 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2025 NCIB program are authorized from December 12, 2025 until December 11, 2026. Daily purchases will be limited to 107,496 common shares, other than block purchase exemptions.

During the six months ended June 30, 2026, the Company purchased for cancellation a total of 548,182 common shares for $20.9 million (C$28.8 million; average acquisition price per share of C$52.61).

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Gold Market and Currency

Gold Market

The gold market posted solid gains in the first quarter of 2026, despite increased volatility, and gold prices rose $240 per ounce during that period. During the second quarter of 2026, prices decreased by 13%, its worst quarter since 2013 for a decrease of 7.8% since the beginning of the year. Despite the correction, the drivers supporting gold remain intact with continued central banks diversification, persistent fiscal deficits, and rising sovereign debt.

The gold price averaged $4,873 in the first quarter of 2026 and $4,506 in the second quarter of 2026, compared to $4,135 in the fourth quarter of 2025. The gold price closed the second quarter of 2026 at $4,026, compared to $4,608 per ounce at the end of the first quarter, and $4,368 per ounce at the end of 2025.

The historical price is as follows:

(per ounce of gold)	High	Low	Average	Close

2026 (YTD)	$5,405	$4,002	$4,693	$4,026
2025	4,449	2,633	3,432	4,368
2024	2,778	1,985	2,386	2,609
2023	2,078	1,811	1,941	2,078
2022	2,039	1,629	1,800	1,812

Currency

The exchange rates for the Canadian/U.S. dollar are outlined below:

	High	Low	Average	Close

2026 (YTD)	0.7399	0.7025	0.7258	0.7037
2025	0.7376	0.6848	0.7157	0.7296
2024	0.7510	0.6937	0.7302	0.6950
2023	0.7617	0.7207	0.7410	0.7561
2022	0.8031	0.7217	0.7692	0.7383

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$

Revenues	97,820	60,364	200,652	115,280
Cost of sales	(3,091)	(2,560)	(6,432)	(4,179)
Depletion	(12,512)	(7,613)	(23,163)	(15,357)
Gross profit	82,217	50,191	171,057	95,744

Operating income	75,318	41,427	163,144	79,942

Net earnings	61,392	32,358	134,974	57,998
Net earnings per share - basic and diluted	0.33	0.17	0.72	0.31

Total assets	1,855,828	1,442,191	1,855,828	1,442,191

Total long-term debt	215,000	35,655	215,000	35,655

Operating cash flows	83,169	51,375	155,032	97,454

Dividend per common share (2)	$0.065	$0.055	$0.120	$0.101

Weighted average shares outstanding (in thousands)
Basic	187,714	187,746	187,328	187,362
Diluted	188,638	189,081	188,330	188,755

Average realized price of gold (per ounce sold)	4,504	3,284	4,678	3,074

(1) Unless otherwise noted, financial information is in United States dollars and prepared in accordance with IFRS Accounting Standards.

(2) Prior to May 2025, the dividends were declared in Canadian dollars. From May 2025, the quarterly dividend is declared in United States dollars. On February 19, 2025, the Board of Directors declared a quarterly dividend of C$0.065 to shareholders of record as of the close of business on March 31, 2025. Based on the foreign currency rate (C$/US$) on the declaration date, the corresponding dividend per share in U.S. dollars was $0.046.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Overview of Financial Results

Financial Summary - Second quarter of 2026

  Revenues from royalties and streams of $97.8 million ($60.4 million in Q2 2025);
  Gross profit of $82.2 million ($50.2 million in Q2 2025);
  Operating income of $75.3 million ($41.4 million in Q2 2025);
  Net earnings of $61.4 million or $0.33 per basic share ($32.4 million or $0.17 per basic share in Q2 2025);
  Adjusted earnings8 of $60.5 million or $0.32 per basic share ($34.1 million or $0.18 per basic share in Q2 2025); and
  Cash flows provided by operating activities of $83.2 million ($51.4 million in Q2 2025).

Revenues from royalties and streams increased to $97.8 million in the second quarter of 2026, compared to $60.4 million in the second quarter of 2025, mainly as a result of higher metal prices and increased deliveries under the royalty and stream agreements.

Gross profit amounted to $82.2 million in the second quarter of 2026, compared to $50.2 million in the second quarter of 2025. Cost of sales increased, mainly due to higher metal prices, and depletion increased mostly as a result of the mix of sales.

General and administrative ("G&A") expenses amounted to $4.9 million in the second quarter of 2026, compared to $5.9 million in the second quarter of 2025. The lower expenses in the second quarter of 2026 were mainly the result of a lower compensation expense (including lower share-based compensation) and lower professional fees. The significant number of options exercised during the second quarter of 2025 increased the social charges payable by the Company on the taxable gains realized by the holders of the share options during that period. The higher share-based compensation in the second quarter of 2025 was mainly due to a higher payout of the performance-based restricted share units. The change of name of the company in the second quarter of 2025 also resulted in additional fees in the comparative period.

Business development expenses amounted to $2.0 million in the second quarter of 2026, compared to $2.8 million in the second quarter of 2025. The lower business development expenses in the second quarter of 2026 were primarily the result of lower professional fees and, to a lower extent, additional social charges on the taxable gains realized by the holders of the share options in the second quarter of 2025 (refer to the G&A disclosure in the previous paragraph).

In the second quarter of 2026, operating income reached $75.3 million, compared to $41.4 million in the second quarter of 2025. The increase was mainly the result of a higher gross profit and lower G&A and business development expenses.

Net earnings in the second quarter of 2026 were $61.4 million, compared to $32.4 million in the second quarter of 2025. The increase in the second quarter of 2026 was mainly the result of a higher operating income, partially offset by a higher income tax expense.

Adjusted earnings reached $60.5 million in the second quarter of 2026, compared to $34.1 million in the second quarter of 2025, mainly as a result of a higher gross profit, partially offset by a higher income tax expense. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities in the second quarter of 2026 increased to $83.2 million from $51.4 million in the second quarter of 2025. The increase was mainly the result of higher revenues, partially offset by increased payments of income taxes.

_____________________________

8 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Financial Summary - First half of 2026

  Revenues from royalties and streams of $200.7 million ($115.3 million in the first half of 2025);
  Gross profit of $171.1 million ($95.7 million in the first half of 2025);
  Operating income of $163.1 million ($79.9 million in the first half of 2025);
  Net earnings of $135.0 million or $0.72 per basic share ($58.0 million or $0.31 per basic share in the first half of 2025);
  Adjusted earnings9 of $135.5 million or $0.72 per basic share ($63.6 million or $0.34 per basic share in the first half of 2025); and
  Cash flows provided by operating activities of $155.0 million ($97.5 million in the first half of 2025).

Revenues from royalties and streams increased to $200.7 million in the first half of 2026, compared to $115.3 million in the first half of 2025, mainly as a result of higher metal prices and increased deliveries under the royalty and stream agreements.

Gross profit amounted to $171.1 million in the first half of 2026, compared to $95.7 million in the first half of 2025. Cost of sales increased, mainly due to higher metal prices, and depletion increased mostly as a result of the mix of sales.

General and administrative ("G&A") expenses were relatively stable at $11.0 million in the first half of 2026, compared to $10.9 million in the first half of 2025.

Business development expenses amounted to $4.5 million in the first half of 2026, compared to $4.9 million in first half of 2025. The lower business development expenses in the second half of 2026 were primarily the result of lower professional fees.

In the first half of 2026, operating income reached $163.1 million, compared to $79.9 million in the first half of 2025. The increase was mainly the result of a higher gross profit and a gain on the buy-down of the Cascabel stream.

Net earnings in the first half of 2026 were $135.0 million, compared to $58.0 million in the first half of 2025. The increase in the first half of 2026 was mainly the result of a higher operating income, partially offset by a higher income tax expense. The lower net earnings in the first half of 2025 were also the results of a share of loss of associate.

Adjusted earnings reached $135.5 million in the first half of 2026 compared to $63.6 million in the first half of 2025, mainly as a result of a higher gross profit and a gain on the buy-down of a stream interest, partially offset by a higher income tax expense. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities in the first half of 2026 increased to $155.0 million from $97.5 million in the first half of 2025. The increase was mainly the result of higher revenues, partially offset by increased payments of income taxes (including an amount of $13.7 million related to the payment of the income taxes for the fiscal year 2025).

_____________________________

9 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Consolidated Statements of Income

The following table presents summarized consolidated statements of income for the three and six months ended June 30, 2026 and 2025 (in thousands of dollars):

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
		$	$	$	$

Revenues	(a)	97,820	60,364	200,652	115,280

Cost of sales	(b)	(3,091)	(2,560)	(6,432)	(4,179)
Depletion	(c)	(12,512)	(7,613)	(23,163)	(15,357)
Gross profit	(d)	82,217	50,191	171,057	95,744

Other operating expenses
General and administrative	(e)	(4,929)	(5,938)	(10,969)	(10,897)
Business development	(f)	(1,970)	(2,826)	(4,524)	(4,905)
Gain on the buy-down of a stream interest	(g)	-	-	7,161	-
Gain on sale of gold bullion		-	-	419	-

Operating income		75,318	41,427	163,144	79,942

Other expenses, net	(h)	(883)	(1,978)	(1,045)	(6,988)

Earnings before income taxes		74,435	39,449	162,099	72,954

Income tax expense	(i)	(13,043)	(7,091)	(27,125)	(14,956)

Net earnings		61,392	32,358	134,974	57,998

(a) Revenues are comprised of the following:

	Three months ended June 30,
	2026			2025
	Average realized price per ounce / tonne ($)	Ounces / tonnes sold	Total revenues ($000's)	Average realized price per ounce / tonne ($)	Ounces / tonnes sold	Total revenues ($000's)

Gold sold	4,504	9,721	43,780	3,284	10,865	35,686
Silver sold	69.69	431,544	30,074	34.23	464,552	15,902
Copper sold	13,217	352	4,651	-	-	-
Other (paid in cash)	-	-	19,315	-	-	8,776
			97,820			60,364

	Six months ended June 30,
	2026			2025
	Average realized price per ounce / tonne ($)	Ounces / tonnes sold	Total revenues ($000's)	Average realized price per ounce / tonne ($)	Ounces / tonnes sold	Total revenues ($000's)

Gold sold	4,678	19,448	90,989	3,074	21,650	66,561
Silver sold	74.34	943,362	70,131	33.46	948,563	31,735
Copper sold	13,217	352	4,651	9,783	224	2,192
Other (paid in cash)	-	-	34,881	-	-	14,792
			200,652			115,280

The decrease in gold ounces sold in 2026, as well as the decrease in ounces of silver sold in the second quarter of 2026, are mostly due to lower in-kind deliveries from certain assets. The copper tonnes earned from the CSA stream in the first quarter of 2026 were sold in April due to a question of timing in the delivery of the metal.  There were no tonnes of copper sold in the second quarter of 2025 (copper tonnes earned in the second quarter of 2025 were sold in the third quarter of 2025). The increase in the royalties paid in cash is mostly the results of the Namdini NSR royalty as well as the increase in metal prices.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

(b) Cost of sales mainly represents the acquisition price of the metals under the stream agreements, as well as deductions (when applicable) for governmental royalties, refining, insurance, transportation and other costs related to the metals received under royalty agreements. For the three and six months ended June 30, 2026, cost of sales amounted to $3.1 million and $6.4 million, respectively, compared to $2.6 million and $4.2 million in the corresponding periods of 2025. The increase in 2026 is mainly due to higher metal prices.

(c) The royalties, streams and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense for the three and six months ended June 30, 2026 amounted to $12.5 million and $23.2 million, respectively, compared to $7.6 million and $15.4 million in the corresponding periods of 2025. Depletion increased in 2026 mostly as a result of the mix of sales.

(d) The breakdown of cash margin10 and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$

Royalty interests
Revenues	62,779	42,185	125,176	78,975
Less: cost of sales (excluding depletion)	(403)	(171)	(729)	(316)
Cash margin (in dollars)	62,376	42,014	124,447	78,659

Depletion	(7,207)	(3,408)	(13,427)	(6,118)
Gross profit	55,169	38,606	111,020	72,541

Stream interests
Revenues	35,041	18,179	75,476	36,305
Less: cost of sales (excluding depletion)	(2,688)	(2,389)	(5,703)	(3,863)
Cash margin (in dollars)	32,353	15,790	69,773	32,442

Depletion	(5,305)	(4,205)	(9,736)	(9,239)
Gross profit	27,048	11,585	60,037	23,203

Royalty and stream interests
Total cash margin (in dollars)	94,729	57,804	194,220	111,101
Divided by: total revenues	97,820	60,364	200,652	115,280
Cash margin (in percentage of revenues)	96.8%	95.8%	96.8%	96.4%

Total - Gross profit	82,217	50,191	171,057	95,744

(e) G&A expenses decreased in the second quarter of 2026 to $4.9 million, compared to $5.9 million in the second quarter of 2025. The lower expenses in the second quarter of 2026 were mainly the result of a lower compensation expense (including lower share-based compensation) and lower professional fees. The significant number of options exercised during the second quarter of 2025 increased the social charges payable by the Company on the taxable gains realized by the holders of the share options during that period. The higher share-based compensation in the second quarter of 2025 was mainly due to a higher payout of the performance-based restricted share units. The change of name of the company in the second quarter of 2025 also resulted in additional fees in the comparative period.

G&A expenses were relatively stable at $11.0 million in the first half of 2026, compared to $10.9 million in the first half of 2025.

(f) Business development expenses decreased in the three and six months ended June 30, 2026 to $2.0 million and $4.5 million,  compared to $2.8 million and $4.9 million in the three and six months ended June 30, 2025, respectively. The lower business development expenses in 2026 were primarily the result of lower professional fees and, to a lower extent, additional social charges on the taxable gains realized by the holders of the share options in the second quarter of 2025 (refer to the G&A disclosure in the previous paragraph).

(g) In the first quarter of 2026, the Company realized a gain on the buy-down of the Cascabel stream by the operator. Refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more information.

_____________________________

10  Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

(h) Other expenses, net of $0.9 million in the second quarter of 2026 include a foreign exchange loss of $4.0 million and finance costs of $3.2 million, partially offset by interest income of $1.6 million and a net gain on investments of $4.7 million.

Other expenses, net of $2.0 million in the second quarter of 2025 include a share of loss of associates of $2.1 million and finance costs of $1.1 million, partially offset by interest income of $0.6 million and a foreign exchange gain of $0.7 million.

Other expenses, net of $1.1 million in the first half of 2026 include a foreign exchange loss of $3.4 million and finance costs of $4.0 million, partially offset by interest income of $3.4 million and a net gain on investments of $2.8 million.

Other expenses, net of $7.0 million in the first half of 2025 include a share of loss of associates of $5.9 million and finance costs of $2.9 million, partially offset by interest income of $1.2 million and a foreign exchange gain of $0.8 million.

(i) The effective income tax rates in the second quarter and first half of 2026 were 17.5% and 16.7%, respectively, compared to 18.0% and 20.5% in the second quarter and first half of 2025. The statutory tax rate was 26.5% in 2026 and 2025. The elements that impacted the effective income tax rates are revenues not taxable and permanent differences on share-based compensation.

Current income taxes of $10.1 million and $21.1 million were recognized in the second quarter and first half of 2026, respectively. Income taxes of $7.7 million and $23.7 million were paid in the second quarter and the first half of 2026, respectively. Since the first quarter of 2026, the Company is required to make monthly tax instalments to the federal and provincial governments in Canada.

Liquidity and Capital Resources

As at June 30, 2026, the Company's cash position amounted to $75.6 million compared to $94.9 million as at March 31, 2026 and $142.1 million as at December 31, 2025. While the Company reported a net debt position11 of $139.4 million at June 30, 2026 (calculated as $215.0 million in long-term debt less $75.6 million in cash), management views near-term liquidity as further supported by a $30.0 million short-term deferred consideration receivable from Galiano (due on or before December 31, 2026), which is expected to generate near-term cash flow and effectively reduce the overall net debt profile upon receipt.

Significant variations in the liquidity and capital resources for the three and six months ended June 30, 2026 are summarized below (in thousands of dollars) and explained under the Cash Flows section of this MD&A.

_____________________________

11 "Net cash/(net debt) position" is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Revolving credit facility

As at June 30, 2026, a total amount of $650.0 million was available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million. In August 2026, the Facility was amended and the amount available was increased to $850.0 million, with an additional uncommitted accordion of up to $350.0 million (the accordion is subject to acceptance by the lenders).

The maturity date of the Facility, following the August 2026 amendments, was extended from May 30, 2029 to August 4, 2030. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests, and is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. As at June 30, 2026, an amount of $215.0 million was drawn under the Facility and the average effective interest rate on the drawn balance was 5.2%, including the applicable margins.

The Facility includes quarterly covenants that require the Company to maintain certain financial ratios, including leverage ratios, and to meet certain non-financial requirements. As at June 30, 2026, all such ratios and requirements were met.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Cash Flows

The following table summarizes the cash flows for the three and six months ended June 30, 2026 and 2025 (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Cash flows
Operations	78,028	45,019	160,357	92,072
Working capital items	5,141	6,356	(5,325)	5,382
Operating activities	83,169	51,375	155,032	97,454
Investing activities	(300,191)	(19,380)	(390,888)	(36,046)
Financing activities	197,726	(46,040)	168,990	(71,489)
Effects of exchange rate changes on cash	(40)	601	340	611
Net decrease in cash	(19,336)	(13,444)	(66,526)	(9,470)
Cash - beginning of period	94,941	63,070	142,131	59,096
Cash - end of period	75,605	49,626	75,605	49,626

Operating Activities

Second quarter of 2026

In the second quarter of 2026, cash flows provided by operating activities amounted to $83.2 million compared to $51.4 million in the second quarter of 2025. The increase was mainly the result of higher revenues, partially offset by increased payments of income taxes.

First half of 2026

In the first half of 2026, cash flows provided by operating activities amounted to $155.0 million compared to $97.5 million in the first half of 2025. The increase was mainly the result of higher revenues, partially offset by increased payments of income taxes (including an amount of $13.7 million related to the payment of the income taxes for the fiscal year 2025).

Investing Activities

Second quarter of 2026

During the second quarter of 2026, cash flows used by investing activities amounted to $300.2 million compared to $19.4 million in the second quarter of 2025.

In the second quarter of 2026, the Company sold equity investments for net proceeds of $34.7 million, and invested $282.9 million in royalty and stream interests, including $168.0 million to acquire additional royalties covering Solidus' Spring Valley project and $115.0 million to acquire a high-quality portfolio of precious metals assets from Gold Fields (anchored by a 1.5% NSR royalty on the San Gabriel mine) and $52.0 million in exchange for deferred payment obligations totaling $60.0 million payable by Galiano.

In the second quarter of 2025, OR Royalties invested a total of $17.9 million in royalty and stream interests, including $13.0 million to acquire a silver stream on the South Railroad project, and acquired investments for $1.0 million.

First half of 2026

In the first half of 2026, cash flows used in investing activities amounted to $390.9 million compared to $36.0 million in the first half of 2025.

In the first half of 2026, the Company acquired equity investments for $10.0 million, sold equity investments for net proceeds of $34.7 million, and invested a total of $381.4 million in royalty and stream interests, including $98.5 million for the acquisition of an additional royalty on the Namdini mine, $168.0 million to acquire additional royalties covering Solidus' Spring Valley project and $115.0 million to acquire a high-quality portfolio of precious metals assets from Gold Fields (anchored by a 1.5% NSR royalty on the San Gabriel mine) and $52.0 million in exchange for deferred payment obligations totaling $60.0 million payable by Galiano. During the same period, the Company generated net proceeds of $17.9 million from the sale of gold bullion received as payment for the exercise of the buy-down right on the Cascabel stream held by the new owner of the project.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

In the first half of 2025, OR Royalties invested a total of $23.2 million in royalty and stream interests, including $13.0 million to acquire a silver stream on the South Railroad project, acquired equity investments for $10.8 million and other investments for $1.6 million.

Financing Activities

Second quarter of 2026

During the second quarter of 2026, cash flows provided by financing activities amounted to $197.7 million compared to cash flows used in financing activities of $46.0 million in the second quarter of 2025.

In the second quarter of 2026, the Company drew a net amount of $215.0 million on its revolving credit facility, acquired common shares under the NCIB program for $8.0 million, paid $9.7 million in dividends, and received proceeds from the exercise of share options and the share purchase plan for $0.8 million.

In the second quarter of 2025, OR Royalties repaid an amount of $40.0 million under its revolving credit facility, paid $7.9 million in dividends and $5.7 million in withholding taxes on the settlement of restricted and deferred share units. OR Royalties received proceeds from the exercise of share options and the share purchase plan for $8.9 million during the same period.

First half of 2026

In the first half of 2026, cash flows provided by financing activities amounted to $169.0 million compared to cash flows used in financing activities of $71.5 million in the first half of 2025.

In the first half of 2026, the Company drew a net amount of $215.0 million on its revolving credit facility, acquired common shares under the NCIB program for $20.9 million, paid $19.2 million in dividends and $9.8 million in withholding taxes on the settlement of restricted and deferred share units, and received proceeds from the exercise of share options and the share purchase plan for $4.5 million.

In the first half of 2025, OR Royalties repaid a net amount of $59.6 million under its revolving credit facility, paid $15.5 million in dividends and $6.4 million in withholding taxes on the settlement of restricted and deferred share units. OR Royalties received proceeds from the exercise of share options and the share purchase plan for $11.5 million during the same period.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

GEOs	20,757	22,740	21,735	20,326	19,700	19,014	20,005	18,408
Cash	75,605	94,941	142,131	57,042	49,626	63,070	59,096	43,366
Total assets	1,855,828	1,604,684	1,566,479	1,516,753	1,442,191	1,388,729	1,377,634	1,385,713
Total long-term debt	215,000	-	-	-	35,655	74,346	93,900	59,816
Equity	1,483,908	1,473,166	1,432,041	1,396,189	1,290,360	1,213,894	1,188,953	1,215,186
Revenues	97,820	102,832	90,465	71,625	60,364	54,916	56,742	41,977
Net cash flows from operating activities	83,169	71,863	83,538	64,604	51,375	46,079	49,765	34,564
Impairment of assets, net of income taxes	-	-	-	4,834	-	-	-	-
Net earnings	61,392	73,582	65,245	82,845	32,358	25,640	7,105	13,409
Net earnings per share
- Basic	0.33	0.39	0.35	0.44	0.17	0.14	0.04	0.07
- Diluted	0.33	0.39	0.34	0.44	0.17	0.14	0.04	0.07
Weighted average shares outstanding (000's)
- Basic	187,714	187,607	188,050	188,312	187,746	186,979	186,747	186,408
- Diluted	188,638	188,681	189,310	189,519	189,081	188,425	188,180	187,732
Share price - TSX - closing (C$)	44.91	52.97	48.62	55.78	35.00	30.37	26.03	25.05
Share price - NYSE - closing	31.63	38.02	35.39	40.08	25.71	21.12	18.10	18.51
Price of gold (average)	4,506	4,873	4,135	3,457	3,280	2,860	2,663	2,474
Closing exchange rate (2) (C$/US$)	0.7037	0.7174	0.7296	0.7183	0.7330	0.6956	0.6950	0.7408

(1) Unless otherwise noted, financial information is in U.S. dollars and prepared in accordance with IFRS Accounting Standards.

(2) Bank of Canada Daily Rate.

In the second quarter of 2026, the Company completed the acquisition of Terraco for $168.0 million and acquired a portfolio of royalties from Gold Fields, as well as deferred payments, for $167.0 million. The transactions were partly financed by drawdowns on the revolving credit facility.

In the first quarter of 2026, the Company paid $98.5 million to acquire an additional NSR royalty on the Namdini mine.

In the first, second and third quarters of 2025, the Company repaid net amounts of $19.6 million, $40.0 million and $35.4 million on its revolving credit facility, respectively.

During the fourth quarter of 2024, the Company drew $35.0 million on its revolving credit facility to finance the acquisition of royalty and stream interests.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Segment Disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues, including revenues derived from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests, are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2026 and 2025, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2026

Royalties	109,147	3,760	870	11,399	-	125,176
Streams	8,979	38,824	13,642	-	14,031	75,476
	118,126	42,584	14,512	11,399	14,031	200,652

2025

Royalties	75,947	2,309	296	423	-	78,975
Streams	5,762	14,908	8,763	-	6,872	36,305
	81,709	17,217	9,059	423	6,872	115,280

(i) For the six months ended June 30, 2026, revenues generated from Canada amounted to $102.9 million ($74.3 million for the six months ended June 30, 2025).

For the six months ended June 30, 2026, two royalty and stream interests generated revenues of $108.0 million ($62.8 million for the six months ended June 30, 2025), which represented 54% of revenues (54% of revenues for the six months ended June 30, 2025), including one royalty interest that generated revenues of $69.2 million ($47.9 million for the six months ended June 30, 2025).

For the six months ended June 30, 2026, revenues generated from precious metals represented 97% of total revenues (96% for the six months ended June 30, 2025).

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at June 30, 2026 and December 31, 2025, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2026

Royalties	573,899	204,784	61,136	170,233	5,061	10,462	1,025,575
Streams	153,269	114,568	124,312	-	22,300	28,508	442,957
Offtakes	-	-	7,067	-	3,704	-	10,771
	727,168	319,352	192,515	170,233	31,065	38,970	1,479,303

December 31, 2025

Royalties	404,599	131,823	58,078	48,841	5,248	10,847	659,436
Streams	161,176	128,907	127,252	-	22,300	30,184	469,819
Offtakes	-	-	7,067	-	3,704	-	10,771
	565,775	260,730	192,397	48,841	31,252	41,031	1,140,026

(i) As at June 30, 2026, the carrying value of the net interests located in Canada amounted to $360.3 million ($355.7 million as at December 31, 2025).

Related Party Transactions

There were no material transactions with related parties during the six months ended June 30, 2026.

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at June 30, 2026, significant commitments related to the acquisition of royalties and streams are detailed in the following table. Commitments related to transactions entered into or closed after June 30, 2026 are detailed in the Subsequent events to June 30, 2026 section below. The Company intends to meet its commitments by using its cash balance, from its expected operating cash flows to be generated from its operations and/or by drawdowns on its revolving credit facility.

Company	Project (asset)	Installments	Triggering events

Goldgroup Mining Inc.	Back Forty project (gold stream)	$5.0 million	Receipt of all material permits for the construction and operation of the project.
		$25.0 million	Pro-rata to drawdowns with construction finance facility.

Jiangxi Copper Company Limited	Cascabel project (gold stream)	$5.0 million	Achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project.
		$97.5 million	Pro-rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	C$45.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of C$135.0 million in non-debt financing and demonstrating that the financial assurance required to allow Falco to proceed with the commencement of mining activities can be satisfied, as applicable.
		C$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		C$40.0 million (optional)	Payable with fourth installment, at sole election of OR Royalties, to increase the silver stream to 100% of payable silver (from 90%).

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Stream purchase agreements

The following table summarizes the significant commitments related to producing assets and assets in advance stage of development to pay for metals and other commodities to which OR Royalties has the contractual right pursuant to the associated purchase agreements:

	Attributable payable production to be purchased		Per ounce/tonnes cash payment		Term of agreement	Date of contract
Interest	Silver	Other	Silver	Other
CSA streams (1)	100%	2.25 - 4.875% (Copper)	4%	4%	Life of mine	June 2023
Gibraltar stream (2)	100%		nil		Life of mine	March 2018 Amended Dec. 2024
Mantos Blancos stream (3)	100%		8% spot		Life of mine	September 2015 Amended Aug. 2019
Sasa stream (4)	100%		$6.665		40 years	November 2015

(1) OR Royalties International will receive refined silver equal to 100% of the payable silver produced from the CSA mine for the life of the mine, and will be entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreements, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine. On the 5th anniversary of the closing date (June 15, 2028), the owner will have the option to exercise certain buy-down rights by paying a one-time cash payment to OR Royalties International of $20.0 million to $40.0 million. If the option is exercised, OR Royalties International will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine. As of June 30, 2026, 2,100 tonnes of copper have been delivered to OR Royalties International under the stream agreement.

(2) OR Royalties will receive from Trekor an amount of silver production equal to 100% of Gibraltar mine's production, until reaching the delivery to OR Royalties of 6.8 million ounces of silver, and 35% of production thereafter. As of June 30, 2026, a total of 1.7 million ounces of silver have been delivered under the stream agreement.

(3) The stream percentage shall be payable on 100% of silver until 19.3 million ounces have been delivered, after which the stream percentage will be 40%. As of June 30, 2026, a total of 8.0 million ounces of silver have been delivered to OR Royalties International under the stream agreement.

(4) Price subject to the lesser of 3% or inflation over the previous calendar year measured by the consumer price index (CPI) per ounce price escalation after 2016.

Off-Balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments disclosed above.

Outstanding Share Data

As of August 5, 2026, 186,359,100 common shares and 889,731 share options were issued and outstanding.

Subsequent Events to June 30, 2026

Acquisition of a precious metals stream on Canadian Copper Inc.'s New Brunswick assets

In April 2026, the Company entered into a binding agreement with Canadian Copper with respect to a $28.0 million precious metals stream (the "Stream") on Canadian Copper's New Brunswick assets, comprising the Murray Brook properties and the Caribou property, including the Caribou Processing Plant (collectively, the "Caribou Project"). Under the agreement, an amount of $5.0 million was payable by OR Royalties upon closing of the transaction, which occurred in July 2026, and the remaining balance of $23.0 million will be funded through quarterly payments in accordance with the Caribou Project construction budget (the "Construction Installment(s)").

Canadian Copper will deliver to OR Royalties refined silver and refined gold equal to 20% of the payable silver and gold in concentrate or any other product for the life of mine at a purchase price equal to 20% of the spot price for each ounce delivered. The funding of the Construction Installment(s) shall be conditional upon customary project milestones, including the receipt of all material environmental permits and necessary First Nations approvals required for the Caribou Project, alongside a formal construction decision by Canadian Copper's board of directors.

Concurrent with the closing of the transaction, OR Royalties subscribed to purchase $3.9 million (C$5.5 million) in common shares of Canadian Copper at a share price of C$0.75. Canadian Copper granted OR Royalties a right-of-first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by Canadian Copper or an affiliate.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Costa Fuego copper/gold project royalty transaction

In July 2026, the Company entered into a binding agreement with Hot Chili pursuant to which Hot Chili agreed to extend the Company's royalties (1.0% of payable copper production and 3.0% of payable gold production) to the La Verde project, which is part of the broader Costa Fuego copper-gold project, in consideration for cash payment of $15.0 million payable on closing. Closing of the transaction is subject to the satisfaction or waiver of certain conditions and is expected to occur in the third quarter of 2026. The Company holds a right of first offer with respect to the sale of any future royalty, stream, or similar interests by Hot Chili.

Revolving credit facility

In July 2026, the Company drew an additional $28.5 million from its Facility to finance a portion of the transactions closed after June 30, 2026.

In August 2026, the Facility was increased from $650.0 million to $850.0 million, and the additional uncommitted accordion was increased from $200.0 million to $350.0 million. The maturity date of the Facility was also extended from May 30, 2029 to August 4, 2030.

Normal course issuer bid

In July 2026, the Company purchased for cancellation an additional 1,007,496 common shares for $29.1 million (C$40.8 million), for a total of 1,555,678 common shares acquired and cancelled in 2026.

Dividend

On August 5, 2026, the Board of Directors declared a quarterly dividend of $0.065 per common share payable on October 15, 2026 to shareholders of record as of the close of business on September 30, 2026.

Risks and Uncertainties

The Company is a royalty, stream, and similar interests holder and investor that operates in an industry that is subject to a number of risk factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in OR Royalties' most recent Annual Information Form, and the other information filed with the Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"). If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please refer to the Risk Factors section of OR Royalties' most recent Annual Information Form other information filed with the Canadian securities regulators and the SEC on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and six months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS Accounting Standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and six months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Basis of Presentation of Consolidated Financial Statements

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2025 and 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB, and are available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on OR Royalties' website at www.ORroyalties.com. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except as indicated below for new standards and amendments.

The financial statements included herein reflect all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the full year. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

New accounting standards and amendments

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein, with the exception of the amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, and IFRS 18, Presentation and Disclosure in Financial Statements, which are discussed below.

Amendments - IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The amendments are effective for periods beginning on or after January 1, 2026 and are applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, with no restatement of comparatives per the initial transition requirements of these amendments. For financial liabilities settled in cash using an electronic cash transfer system, the Company applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments did not have an impact on the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2026.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and shall be applied retrospectively. Management is continuing to assess the impact of the new standard on its consolidated financial statements.

Critical Accounting Estimates and Significant Judgements

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The critical accounting estimates and assumptions as well as significant judgements in applying the Company's accounting policies are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2025 and 2024, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on OR Royalties' website at www.ORroyalties.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the notes to the audited consolidated financial statements for the years ended December 31, 2025 and 2024, and in the interim unaudited consolidated financial statements for the three and six months ended June 30, 2026 and 2025, both filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on OR Royalties' website at www.ORroyalties.com.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, Vice President, Project Evaluation at OR Royalties, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Non-IFRS Financial Performance Measures

Cash margin (in dollars and in percentage of revenues)

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by OR Royalties as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate OR Royalties' ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross profit and operating cash flows, to evaluate OR Royalties' performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliations of the cash margin per type of interests (in dollars and in percentage of revenues) are presented under the Overview of Financial Results section of this MD&A.

Net cash/(net debt) position

Net cash/(net debt) position is a non-IFRS financial measure and is defined by OR Royalties by the cash balance minus the long-term debt balance at the end of a period.

Management uses the net cash/(net debt) position to evaluate OR Royalties' current net liquidity position (i.e. total cash less total long-term debt). Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as operating cash flows and undrawn balances available under credit facilities, to evaluate OR Royalties' investment capacity. Net cash/(net debt) position is only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the net cash/(net debt) position is presented below:

	June 30, 2026	December 31, 2025
(in thousands of dollars)	$	$

Cash	75,605	142,131
Long-term debt	(215,000)	-

Net (debt)/cash position	(139,395)	142,131

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by OR Royalties by excluding the following items from net earnings (loss) and net earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversals related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairments of investments, gains (losses) on disposal of royalty, stream and other interests (excluding gains (losses) on buy-down and buy-back of royalty, stream and other interests), gains (losses) on investments, share of income (loss) of associates, transaction costs and certain other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of OR Royalties as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of OR Royalties, particularly since the excluded items are typically not included in OR Royalties' annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of OR Royalties' performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of net earnings to adjusted net earnings is presented below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings	61,392	32,358	134,974	57,998

Adjustments:
Foreign exchange loss (gain)	3,996	(665)	3,356	(825)
Share of loss of associates	-	2,113	-	5,865
Net (gain) loss on investments	(4,739)	24	(2,843)	310
Tax impact of adjustments	(148)	305	37	264

Adjusted earnings	60,501	34,135	135,524	63,612

Weighted average number of common shares outstanding (000's)	187,714	187,746	187,328	187,362

Adjusted earnings per basic share	0.32	0.18	0.72	0.34

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Forward-Looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of OR Royalties' assets (including increase of production), the 2026 guidance on GEOs and cash margin and the 5-year outlook on GEOs included under "Guidance for 2026 and 5-Year Outlook" and other guidance based on disclosure from operators, OR Royalties' ability to continue to promote environmental stewardship, to support employees and communities and to achieve excellence in governance and oversight, timely developments of mining properties over which OR Royalties has royalties, streams, offtakes and investments, management's expectations regarding OR Royalties' growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and statements and guidance as to gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, including the assumptions set out under "Guidance for 2026 and 5-Year Outlook", and no assurance can be given that the estimates or related guidance will be realized. Forward-looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or by statements that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing to OR Royalties or the operators of properties, and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties' business, operations and financial condition; (g) impact related to climate changes or technologies which may affect the implementation of OR Royalties' climate strategy and achievement of carbon neutrality, that criteria will continue to be met to achieve improved ESG ratings, that actual facts may significantly differ from hypothesis used in any assessment scenario analysis; (h) geopolitical instability; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets  (c) the determination of OR Royalties' Passive Foreign Investment Company ("PFIC") status (d) OR Royalties' ability to deliver on its climate strategy, that OR Royalties' efforts in maintaining carbon neutrality will be achieved and that any efforts toward reducing OR Royalties' carbon emission or to support decarbonization efforts of OR Royalties' partners will be successful, or (e) the availability of funds to finance community investments. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Company's ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, OR Royalties' continued commitment toward improving sustainability goals, the continued validity of science and reasonableness of hypothesis relating to climate change and assessment scenario analysis, the absence of material changes to the regulatory framework relating to climate and climate related disclosure, the compliance by directors and employees to the corporate policies, the availability of funds to continue to support community investments and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, OR Royalties relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. This MD&A includes website addresses and references to additional materials found on those websites. These websites and information contained on or accessible through these websites are not incorporated by reference into, and do not form a part of, this MD&A or any other report or document filed by OR Royalties with the Canadian securities regulators or the SEC, and any references to any websites are intended to be inactive textual references only. These statements speak only as of the date of this MD&A. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

OR Royalties is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases OR Royalties has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

OR Royalties Inc. 2026 – Second Quarter Report	Management’s Discussion and Analysis

Corporate Information

OR Royalties Inc. - Head Office	OR Royalties International Ltd.
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@ORroyalties.com	Fax: (441) 292-6140
Web site: www.ORroyalties.com	Michael Spencer, President
Brendan Pidcock, Vice President, Technical Services

OR Royalties Inc. - Toronto Office
100 King Street West
Suite 5710
Toronto, Ontario, Canada M5X 1K1

Directors	Officers
Norman MacDonald, Chair	Jason Attew, President and Chief Executive Officer
Jason Attew, President and Chief Executive Officer	Guy Desharnais, Vice President, Project Evaluation
Patrick Godin	Iain Farmer, Vice President, Corporate Development
Pierre Labbé	André Le Bel, Vice President, Legal Affairs and Corporate Secretary
Wendy Louie	Grant Moenting, Vice President, Capital Markets
Candace MacGibbon	Frédéric Ruel, Vice President, Finance and Chief Financial Officer
Kevin Thomson	Heather Taylor, Vice President, Sustainability and Communications

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P.Geo, Vice President, Project Evaluation

Exchange listings - common shares

Toronto Stock Exchange: OR

New York Stock Exchange: OR

Dividend Reinvestment Plan

Information available at https://ORroyalties.com/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditor

PricewaterhouseCoopers LLP